SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A. and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2006

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2006

INDEX

Financial Statements

       7001 Management Report
       7002 Balance Sheet
       7003 Statement of Income
       7004 Statement of Changes in Stockholders' Equity
       7005 Statement of Changes in Financial Position
       7006 Consolidated Balance Sheet
       7007 Consolidated Statement of Income
       7008 Consolidated Statement of Changes in Stockholders' Equity
       7009 Consolidated Statement of Changes in Financial Position
       7010 Financial Group Balance Sheet
       7011 Financial Group Statement of Income
       7012 Financial Group Statement of Changes in Financial Position
       7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

       7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

       7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

       7016 Marketable Securities by Type and Maturity
       7017 Marketable Securities by Balance Sheet Account and Maturity
       7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
       7019 Maturity of Lending Operations Portfolio
       7020 Flow of Lending Operations Portfolio
       7021 Geographical Distribution of Lending Operations Portfolio and Deposits
       7022 Risk Level of Lending Operations Portfolio
       7023 Lending Operations Portfolio by Index
       7024 Credit Assignment
       7025 Lending Operations Portfolio by Amount and Risk Level
       7026 Fixed Assets
       7027 Funding by Maturity

Risk Management

       7028 Operational Limits

Complemental Statistical Information

       7029 Branches Financial Information
       7030 Taxes and Charges
       7031 Correspondent Banks Transactions
       7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

       7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

       7034 Provisions
       7035 Capital
       7036 Cash Dividends Paid
       7037 Changes on Capital in the Reference Period
       7038 Commitments and Guarantees
       7039 Assets and Liabilities Denominated in Foreign Currency
       7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

During the third quarter 2006, the favorable macroeconomic figures were maintained in comparison to the previous quarter. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 14.25% p.a. In third quarter 2006, cumulative inflation (measured by IPCA) was 0.45%, up from 0.1% in the previous quarter, but still bellow the goal for the quarter.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$ 14.6 billion in third quarter 2006 – allowed a more favorable perception of Brazilian sovereign risk. The Embi+BR ended third quarter 2006 at 233 basis points, a drop of 13 basis points compared to that registered at the end of second quarter 2006.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, third quarter 2006 versus second quarter 2006.

Economic activity accelerated slightly during third quarter 2006 after weak performance during the previous quarter, retail sales grew 1.74% in August compared to June, already considering seasonal factors.

The debt/GDP ratio reached 50.3% in August, stable when compared to the second quarter 2006. The Public Sector Primary Surplus amounted to 4.47% of the GDP in the last 12 months, above the goal of 4.25% established for this year.

Main Business

Retail

In September 2006, Unibanco’s Retail segment surpassed the mark of 23 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total retail loan portfolio reached R$ 24,338 million, which R$ 16,383 million represented by individuals. In the last 12 months, the highlight was a 30.2% growth in the credit card portfolio.

Branch Network

Unibanco closed out the 9M06 with a network of 932 branches and 334 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 90% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$ 7,955 million in September 2006, up 17.7% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 9M06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$ 462 million net income in 9M06, up 44.8% compared to 9M05. The credit portfolio posted a 30.2 % growth over the past 12 months, amounting to R$ 4,330 million in September 2006.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$ 4,635 million in September 2006, which represents annual growth of 22.5% . At Redecard, billings were R$ 58,097 million during 9M06, up 25.0% from 9M05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2,765 million in September 2006. Unibanco maintained the conservative standard for personal credit concession (notably for unsecured personal loans), which reflect a 18,0% drop in the provision for loan losses in the quarter. As a consequence, the business result posted a modest increase, reaching R$ 12 million in the quarter.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During third quarter 2006, the expansion of the active client base and the continous synergies among Unibanco’s various businesses led to an increased number of product offerings through cross-selling.

The Wholesale loan portfolio reached R$ 18,985 million, up 21.1% over the past twelve months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business reciprocity with clients.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 14.6% from September 2005. Locally contracted trade finance transactions amounted to over US$1.3 billion during the quarter, while offshore transactions totaled US$635 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1.8 billion during 9M06, increasing its market share to 9.7%, maintaining its 3rd place in the BNDES overall ranking. In 9M06, Unibanco also disbursed R$613 million in BNDES-exim–funded loans.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 263 million in 9M06, registering a 9.1% growth compared to 9M05. Annualized ROAE was 23.2% in 9M06. Combined revenues from the Insurance and Private Pension Plan businesses were R$3,573 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 9M06 from 99.3% in 9M05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.6% in 9M06.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of August 2006).

In September, Unibanco AIG Seguros launched its export insurance program known as Export Solution. This program offers specialized coverage and services designed to protect the exporter against physical losses, property damage, and damages from pain and suffering as a result of any merchandise defect, including those that could affect third parties. In addition, the exporter maintains control of the delivery chain logistics and receives a “door to door” guarantee on his cargo. In other words, coverage, including liability coverage, is provided from the time the cargo leaves the factory to the time it arrives at its final destination.

During 2006, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27.6% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 9M06.

Net income from the private pension business in third quarter 2006 was R$19 million, up 18.8% when compared the same period of the last year. Revenues for the quarter were R$259 million.

Wealth Management

Unibanco Asset Management (UAM) ended September 2006 with R$42,475 million in assets under management, up 19.0% for the past 12 months. Its market share as of September 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management) by Standard & Poors, since its first edition in Brazil. Standard & Poors affirmed in July, 2006 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Corporate Governance

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending December 2006.

Index	Weight (%)
Sep to Dec-2006

Ibovespa	1,881
IBrX-50	3,550
IBrX-100	3,056
IGC Corporate Governance Index	3,913
ISE Susteinability Index*	9,569

(*) Valid from December 2005 to December 2006.

Unibanco Units gained approximately 41% over the past 12 months. The Ibovespa increased by 15% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weight increased 91%. The Units current weight on the Ibovespa is 1.891% as of November 3rd, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months and the quarter:

Interest on Capital Stock

Unibanco and Unibanco Holdings paid the quarterly interest on capital stock to its shareholders on October 31, 2006, according to the amounts specified in the following table:

					R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the N ew York Stock Exchange (NYSE: UBB ) is equivalent to 10 Units.

During the 9M06, Unibanco distributed R$531 million in interest on capital stock, up 36.2% in comparison to 9M05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

The calculation of the Interest on the Capital Stock and/or Dividends related the fiscal year of 2006 shall not be affected by the extraordinary impact of the acceleration of the goodwill amortization. The total amount of Interest on the Capital Stock/Dividends shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization on the third quarter of 2006, after the constitution of the legal reserve.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management. The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,124 professionals, Unibanco invested over R$34 million during 9M06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Ratings

In September 2006, Moody's Investor Services, one of the most respected rating agencies worldwide, rated as Baa3, investment grade, the foreign currency long-term securities of Unibanco and Unibanco Grand Cayman Branch. The Baa3 rating represents investment grade according to Moody's global scale, and is above Brazil's Ba1 sovereign risk.

The Baa3 rating was attributed to the US$2 billion MTN Programme (Medium Term Note Programme) of Unibanco - União de Bancos Brasileiros and also to the R$325 million notes indexed to the IGP-M (General Market Price Index) and payable in US dollars issued by Unibanco Grand Cayman Branch in February 2005. With this rating, Unibanco is Latin America's first bank with investment grade in the issuance of local currency debt settled offshore in foreign currency.

Social and Environmental Responsibility

Club A

The Clube A is a non-profit organization that Unibanco established in 2003 to promote fellowship and support among retirees by providing social, leisure and cultural activities, and community projects, in addition to offering benefits and discounts at affiliated places. There are currently six units of Clube A located throughout the states of Sao Paulo, Rio de Janeiro, and Rio Grande do Sul. There is no charge for the activities and for membership it is required only that an individual be retired and a client of one of Unibanco conglomerate`s companies.

Clube A entered into a partnership agreement with Medex Medicamentos Express – the largest company for home delivery of drugs in Brazil. The contract was signed in Porto Alegre and will benefit 800 retirees by offering them special drug discounts.

Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs. Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  School Equivalency Programs
  Environmental Education

Main activities during the quarter:

  Instituto Unibanco Youth and Adult Education Award– unprecedented third sector initiative to support academic development and pedagogic practices.
  Project Announcement for Youth Formation – Technical and financial support to low-income young people for professional qualification.
  “Compromisso Todos Pela Educação” (Commitment for Education) – Instituto Unibanco joint into this commitment, which aims to a better quality level of elementary education for all children and teenagers in Brazil.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In third quarter 2006, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$8.1 million and aproximately 9 thousand clients had already been benefited.

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	100,229,522.92
10.1.0.00.00.00	CURRENT ASSETS	60,734,981.67
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,301,837.99
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	19,526,868.13
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,091,754.85
10.1.2.22.00.00	Interbank Deposits	9,435,113.28
10.1.3.00.00.00	MARKETABLE SECURITIES	10,904,555.98
10.1.3.10.00.00	Own Portfolio	3,529,264.86
10.1.3.20.00.00	Subject to Repurchase Commitments	3,902,070.85
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,105,846.17
10.1.3.40.00.00	Pledged under Guarantees Rendered	426,255.40
10.1.3.85.00.00	Derivative Financial Instruments	941,118.70
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,629,212.55
10.1.4.10.00.00	Payments and Receipts Pending Settlement	606,854.27
10.1.4.20.00.00	Compulsory Deposits	4,999,835.75
10.1.4.20.10.00	Brazilian Central Bank	4,998,402.95
10.1.4.20.40.00	National Housing System - SFH	1,432.80
10.1.4.80.00.00	Correspondent Banks	22,522.53
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	44,159.48
10.1.5.10.00.00	Third-party Funds in Transit	1,253.11
10.1.5.20.00.00	Internal Transfers of Funds	42,906.37
10.1.6.00.00.00	LENDING OPERATIONS	17,489,177.53
10.1.6.10.00.00	Lending Operations	18,575,262.65
10.1.6.10.10.00	Public Sector	120,387.03
10.1.6.10.20.00	Private Sector	18,454,875.62
10.1.6.90.00.00	Allowance for Losses on Lending	(1,086,085.12)
10.1.8.00.00.00	OTHER CREDITS	5,537,517.99
10.1.8.20.00.00	Foreign Exchange Portfolio	3,534,280.18
10.1.8.30.00.00	Income Receivable	175,880.46
10.1.8.40.00.00	Negotiation and Intermediation of Securities	208,711.60
10.1.8.70.00.00	Sundry	1,633,867.11
10.1.8.90.00.00	Allowance for Losses on Other Credits	(15,221.36)
10.1.9.00.00.00	OTHER ASSETS	301,652.02
10.1.9.40.00.00	Other Assets	116,373.91
10.1.9.70.00.00	Allowance for Other Assets Losses	(28,517.42)
10.1.9.90.00.00	Prepaid Expenses	213,795.53
10.2.0.00.00.00	LONG-TERM ASSETS	29,306,265.43
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,239,274.88
10.2.2.22.00.00	Interbank Deposits	1,239,274.88
10.2.3.00.00.00	MARKETABLE SECURITIES	14,553,219.59
10.2.3.10.00.00	Own Portfolio	3,643,474.43
10.2.3.20.00.00	Subject to Repurchase Commitments	10,306,946.84
10.2.3.40.00.00	Pledged under Guarantees Rendered	208,415.95
10.2.3.85.00.00	Derivative Financial Instruments	394,382.37
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,035.86
10.2.4.20.00.00	Compulsory Deposits	52,035.86
10.2.4.20.40.00	National Housing System - SFH	52,035.86
10.2.6.00.00.00	LENDING OPERATIONS	10,845,287.98
10.2.6.10.00.00	Lending Operations	11,378,826.84
10.2.6.10.10.00	Public Sector	868,855.75
10.2.6.10.20.00	Private Sector	10,509,971.09
10.2.6.90.00.00	Allowance for Losses on Lending	(533,538.86)
10.2.8.00.00.00	OTHER CREDITS	2,258,660.13
10.2.8.10.00.00	Receivables on Guarantees Honored	176.47
10.2.8.20.00.00	Foreign Exchange Portfolio	128,356.29
10.2.8.30.00.00	Income Receivable	7,759.58
10.2.8.70.00.00	Sundry	2,124,708.26
10.2.8.90.00.00	Allowance for Losses on Other Credits	(2,340.47)
10.2.9.00.00.00	OTHER ASSETS	357,786.99

10.2.9.90.00.00	Prepaid Expenses	357,786.99
10.3.0.00.00.00	PERMANENT ASSETS	10,188,275.82
10.3.1.00.00.00	INVESTMENTS	9,395,050.92
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	9,364,635.82
10.3.1.20.10.00	Local	6,733,449.85
10.3.1.20.20.00	Foreign	2,631,185.97
10.3.1.50.00.00	Other Investments	61,150.30
10.3.1.90.00.00	Allowance for Losses	(30,735.20)
10.3.2.00.00.00	FIXED ASSETS	322,765.74
10.3.2.30.00.00	Land and buildings in use	181,067.51
10.3.2.40.00.00	Other Fixed Assets	864,697.20
10.3.2.90.00.00	Accumulated Depreciation	(722,998.97)
10.3.4.00.00.00	DEFERRED CHARGES	470,459.16
10.3.4.10.00.00	Organization and Expansion Costs	860,636.47
10.3.4.90.00.00	Accumulated Amortization	(390,177.31)
40.0.0.00.00.00	TOTAL LIABILITIES	100,229,522.92
40.1.0.00.00.00	CURRENT LIABILITIES	48,967,319.88
40.1.1.00.00.00	DEPOSITS	21,480,422.24
40.1.1.10.00.00	Demand Deposits	4,147,126.84
40.1.1.20.00.00	Savings Deposits	5,090,773.89
40.1.1.30.00.00	Interbank Deposits	608,366.01
40.1.1.40.00.00	Time Deposits	11,633,960.79
40.1.1.90.00.00	Other Deposits	194.71
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	15,588,669.87
40.1.2.10.00.00	Own Portfolio	9,543,761.41
40.1.2.20.00.00	Third Parties Portfolio	3,614,265.21
40.1.2.30.00.00	Unrestricted Portfolio	2,430,643.25
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,563,649.62
40.1.3.30.00.00	Mortgage Notes	798,453.98
40.1.3.50.00.00	Securities Abroad	595,173.58
40.1.3.60.00.00	Real estate notes	170,022.06
40.1.4.00.00.00	INTERBANK ACCOUNTS	575,619.58
40.1.4.10.00.00	Receipts and Payments Pending Settlement	531,467.03
40.1.4.40.00.00	Correspondent Banks	44,152.55
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	507,993.70
40.1.5.10.00.00	Third-Party Funds in Transit	502,775.87
40.1.5.20.00.00	Internal Transfer of Funds	5,217.83
40.1.6.00.00.00	BORROWINGS	1,567,639.07
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	205.38
40.1.6.30.00.00	Foreign Borrowings	1,567,433.69
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,048,193.37
40.1.7.10.00.00	National Treasury	47,931.35
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	714,013.84
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,275,203.25
40.1.7.90.00.00	Other Institutions	11,044.93
40.1.8.00.00.00	FOREIGN ONLENDINGS	29,879.85
40.1.8.10.00.00	Foreign Onlendings	29,879.85
40.1.9.00.00.00	OTHER LIABILITIES	5,605,252.58
40.1.9.10.00.00	Collection of Taxes and Social Contributions	885,034.33
40.1.9.20.00.00	Foreign Exchange Portfolio	2,269,466.99
40.1.9.30.00.00	Social and Statutory	294,348.55
40.1.9.40.00.00	Taxes and Social Security	351,218.95
40.1.9.50.00.00	Negotiation and Intermediation of Securities	18,670.92
40.1.9.85.00.00	Subordinated Debit	49,755.22
40.1.9.87.00.00	Derivative Financial Instruments	1,052,808.29
40.1.9.90.00.00	Sundry	683,949.33
40.2.0.00.00.00	LONG-TERM LIABILITIES	41,630,443.66
40.2.1.00.00.00	DEPOSITS	23,283,051.81
40.2.1.30.00.00	Interbank Deposits	7,830,938.55
40.2.1.40.00.00	Time Deposits	15,452,113.26
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4,781,743.95
40.2.2.10.00.00	Own Portfolio	4,781,743.95

40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,151,168.42
40.2.3.30.00.00	Mortgage Notes	65.37
40.2.3.50.00.00	Securities Abroad	3,151,103.05
40.2.6.00.00.00	BORROWINGS	971,327.05
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	538.85
40.2.6.30.00.00	Foreign Borrowings	970,788.20
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,374,883.93
40.2.7.10.00.00	National Treasury	68,799.21
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,847,115.84
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,372,848.80
40.2.7.90.00.00	Other Institutions	86,120.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	71,871.58
40.2.8.10.00.00	Foreign Onlendings	71,871.58
40.2.9.00.00.00	OTHER LIABILITIES	5,996,396.92
40.2.9.20.00.00	Foreign Exchange Portfolio	127,988.12
40.2.9.40.00.00	Taxes and Social Security	863,719.73
40.2.9.85.00.00	Subordinated Debt	2,773,849.21
40.2.9.87.00.00	Derivative Financial Instruments	204,595.57
40.2.9.90.00.00	Sundry	2,026,244.29
40.5.0.00.00.00	DEFERRED INCOME	21,780.68
40.5.1.00.00.00	Deferred Income	21,780.68
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,609,978.70
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,475,052.71
40.6.1.20.00.00	Foreign Residents	2,524,947.29
40.6.4.00.00.00	Capital Reserves	160,037.05
40.6.5.00.00.00	Revaluation Reserves	5,415.71
40.6.6.00.00.00	Revenue Reserves	1,606,469.22
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(115,136.56)
40.6.9.00.00.00	Treasury Stocks	(46,806.72)

7003 - STATEMENT OF INCOME

		From July 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to September 30, 2006	to September 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,744,324.25	10,194,193.02
10.1.1.10.10.11	Lending Operations	1,691,626.59	4,820,512.28
10.1.1.10.10.15	Marketable Securities	1,659,456.34	4,353,669.58
10.1.1.10.10.16	Derivative Financial Instruments	207,767.38	643,094.02
10.1.1.10.10.17	Foreign Exchange Transactions	63,111.08	-
10.1.1.10.10.19	Compulsory Deposits	122,362.86	376,917.14
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,686,782.79)	(6,900,534.88)
10.1.1.10.20.12	Deposits and Securities Sold	(2,186,082.41)	(5,710,990.52)
10.1.1.10.20.14	Borrowings and Onlendings	(194,734.90)	(318,644.03)
10.1.1.10.20.18	Foreign Exchange Transactions	-	(30,913.85)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(305,965.48)	(839,986.48)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,057,541.46	3,293,658.14
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(856,111.49)	(1,678,895.29)
10.1.1.20.21.00	Services Rendered	527,159.07	1,453,826.65
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(424,286.16)	(1,278,939.21)
10.1.1.20.24.00	Other Administrative Expenses	(460,546.17)	(1,294,947.23)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(147,746.68)	(440,979.66)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	133070.48	760208.16
10.1.1.20.25.00	Other Operating Income	89,990.69	167,126.20
10.1.1.20.32.00	Other Operating Expenses	(573,752.72)	(1,045,190.20)
10.1.1.00.00.00	OPERATING INCOME	201,429.97	1,614,762.85
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(11,994.14)	(27,951.68)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	189,435.83	1,586,811.17
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	21,681.39	(120,680.71)
10.2.1.00.00.00	Provision for Income Tax	9,554.91	(162,322.73)
10.2.2.00.00.00	Provision for Social Contribution	4,700.46	(64,800.00)
10.2.3.00.00.00	Deferred Tax Asset	7,426.02	106,442.02
10.3.0.00.00.00	PROFIT SHARING	(105,000.51)	(291,658.91)
10.0.0.00.00.00	NET INCOME	106,116.71	1,174,471.55
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(209,968.73)	(626,773.17)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.0000379286944971	0.0004197847126575

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

								UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

					REVALUATION RESERVE ON SUBSIDIARIES
			CAPITAL INCREASE	CAPITAL RESERVE		REVENUE RESERVES			RETAINED EARNINGS	TREASURY STOCKS

CODE		CAPITAL				LEGAL	STATUTORY				TOTAL

00.0.1.00.00.00	AT JULY 1, 2006	5,000,000.00	3,000,000.00	160,037.05	5,436.91	536,451.63	1,195,872.94	(28,732.85)	-	(53,171.99)	9,815,893.69
	PRIOR PERIODS
00.0.1.02.00.00	ADJUSTMENTS	-	-	-	-	-	-	-	(12,760.29)	-	(12,760.29)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	-	(116,612.31)	-	116,612.31	-	-
	UNREALIZED GAINS AND
00.0.1.25.00.00	LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES
	AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(86,403.71)	-	-	(86,403.71)
00.0.1.05.00.00	CAPITAL INCREASE	3,000,000.00	(3,000,000.00)	-	-	-	-	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
	OWN STOCKS ACQUISITION /
00.0.1.11.00.00	CANCELATION	-		-	-	-	(9,243.04)	-	-	6,365.27	(2,877.77)
00.0.1.15.00.00	REVALUATION RESERVE ON				-
	SUBISIDIARIES/ASSOCIATED	-	-	-	(21.20)	-	-	-	-	-	(21.20)
	NET INCOME FOR THE
00.0.1.18.00.00	PERIOD	-		-	-	-	-	-	106,116.71	-	106,116.71
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	-	-	-	-	-	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-		-	-	-	-	-	(209,968.73)	-	(209,968.73)
00.0.1.01.00.00	AT SEPTEMBER 30, 2006	8,000,000.00	-	160,037.05	5,415.71	536,451.63	1,070,017.59	(115,136.56)	0.00	(46,806.72)	9,609,978.70
00.0.2.00.00.00	CHANGES IN THE PERIOD	3,000,000.00	(3,000,000.00)	-	(21.20)	-	(125,855.35)	(86,403.71)	0.00	6,365.27	(205,914.99)
	INTEREST ON OWN CAPITAL
00.0.6.00.00.00	PER SHARE										0.000150103830200

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2006
CODE	DESCRIPTION	to September 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,606,055.53
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	339,519.85
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,451.72)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,267,987.40
10.5.1.00.00.00	Increase in Liabilities	9,539,821.70
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	4,695,950.35
10.5.1.04.00.00	Real estate notes	170,022.06
10.5.1.05.00.00	Mortgage notes	108,361.16
10.5.1.07.00.00	Interbank and Interdepartmental accounts	142,602.03
10.5.1.08.00.00	Borrowings and Onlendings	22,728.66
10.5.1.09.00.00	Other Liabilities	4,400,157.44
10.5.2.00.00.00	Decrease in Assets	547,903.89
10.5.2.01.00.00	Securities Purchased Under Resale Agreements	420,544.23
10.5.2.03.00.00	Interbank and Interdepartmental accounts	127,359.66
10.5.3.00.00.00	Sale of Assets and Investments	136,620.27
10.5.3.02.00.00	Foreclosed Assets	16,421.53
10.5.3.03.00.00	Fixed Assets	560.25
10.5.3.05.00.00	Investments	119,638.49
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	43,641.54
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,513,628.81
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	209,968.73
20.3.0.00.00.00	Issued own stocks acquisitions	2,877.77
20.4.0.00.00.00	INVESTMENTS IN	2,153,023.45
20.4.2.00.00.00	Foreclosed Assets	30,669.26
20.4.3.00.00.00	Fixed Assets	15,435.80
20.4.5.00.00.00	Investments	2,106,918.39
20.5.0.00.00.00	DEFERRED CHARGES	45,866.99
20.6.0.00.00.00	INCREASE IN ASSETS	7,751,516.06
20.6.2.00.00.00	Marketable Securitites and Derivative Financial Instruments	5,287,303.18
20.6.4.00.00.00	Lending Operations	898,740.55
20.6.6.00.00.00	Other Credits	1,491,025.20
20.6.7.00.00.00	Other Assets	74,447.13
20.7.0.00.00.00	DECREASE IN LIABILITIES	350,375.81
20.7.1.00.00.00	Deposits	350,375.81
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	92,426.72

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,209,411.27
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,301,837.99
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	92,426.72

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	101,999,438.61
10.1.0.00.00.00	CURRENT ASSETS	72,789,788.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,446,597.27
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	13,556,781.13
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,152,101.39
10.1.2.22.00.00	Interbank Deposits	3,404,679.74
10.1.3.00.00.00	MARKETABLE SECURITIES	17,236,171.63
10.1.3.10.00.00	Own Portfolio	9,623,744.90
10.1.3.20.00.00	Subject to Repurchase Commitments	3,905,828.32
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,105,846.17
10.1.3.40.00.00	Pledged under Guarantees Rendered	618,664.07
10.1.3.85.00.00	Derivative Financial Instruments	982,088.17
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,821,631.67
10.1.4.10.00.00	Payments and Receipts Pending Settlement	631,818.31
10.1.4.20.00.00	Compulsory Deposits	5,155,033.28
10.1.4.20.10.00	Brazilian Central Bank	5,153,600.48
10.1.4.20.40.00	National Housing System - SFH	1,432.80
10.1.4.80.00.00	Correspondent Banks	34,780.08
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,444.46
10.1.5.10.00.00	Third-party Funds in Transit	1,269.61
10.1.5.20.00.00	Internal Transfers of Funds	42,174.85
10.1.6.00.00.00	LENDING OPERATIONS	22,987,397.02
10.1.6.10.00.00	Lending Operations	24,847,398.37
10.1.6.10.10.00	Public Sector	120,387.03
10.1.6.10.20.00	Private Sector	24,727,011.34
10.1.6.90.00.00	Allowance for Losses on Lending	(1,860,001.35)
10.1.7.00.00.00	LEASING OPERATIONS	705,234.45
10.1.7.10.00.00	Leasing Operations	717,808.90
10.1.7.10.20.00	Private Sector	717,808.90
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,574.45)
10.1.8.00.00.00	OTHER CREDITS	10,371,821.62
10.1.8.20.00.00	Foreign Exchange Portfolio	3,534,280.18
10.1.8.30.00.00	Income Receivable	366,520.83
10.1.8.40.00.00	Negotiation and Intermediation of Securities	541,527.44
10.1.8.70.00.00	Sundry	5,988,926.86
10.1.8.90.00.00	Allowance for Losse on Other Credits	(59,433.69)
10.1.9.00.00.00	OTHER ASSETS	620,709.61
10.1.9.40.00.00	Other Assets	222,039.93
10.1.9.70.00.00	Allowance for Other Assets Losses	(60,026.82)
10.1.9.90.00.00	Prepaid Expenses	458,696.50
10.2.0.00.00.00	LONG-TERM ASSETS	26,698,988.30
10.2.2.00.00.00	INTERBANK INVESTMENTS	941,867.16
10.2.2.22.00.00	Interbank Deposits	941,867.16
10.2.3.00.00.00	MARKETABLE SECURITIES	7,919,948.89
10.2.3.10.00.00	Own Portfolio	3,915,126.69
10.2.3.20.00.00	Subject to Repurchase Commitments	3,276,067.94
10.2.3.70.00.00	Pledged with Brazilian Central Bank	25,846.32
10.2.3.40.00.00	Pledged under Guarantees Rendered	305,695.77
10.2.3.85.00.00	Derivative Financial Instruments	397,212.17
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,035.86
10.2.4.20.00.00	Compulsory Deposits	52,035.86
10.2.4.20.40.00	National Housing System - SFH	52,035.86
10.2.6.00.00.00	LENDING OPERATIONS	11,744,017.71
10.2.6.10.00.00	Lending Operations	12,321,437.66
10.2.6.10.10.00	Public Sector	868,855.75
10.2.6.10.20.00	Private Sector	11,452,581.91
10.2.6.90.00.00	Allowance for Losses on Lending	(577,419.95)
10.2.7.00.00.00	LEASING OPERATIONS	729,468.94

10.2.7.10.00.00	Leasing Operations	742,602.72
10.2.7.10.20.00	Private Sector	742,602.72
10.2.7.90.00.00	Allowance for Losses on Leasing	(13,133.78)
10.2.8.00.00.00	OTHER CREDITS	4,647,502.98
10.2.8.10.00.00	Receivables on Guarantees Honored	176.47
10.2.8.20.00.00	Foreign Exchange Portfolio	128,356.29
10.2.8.30.00.00	Income Receivable	16,920.14
10.2.8.40.00.00	Negotiation and Intermediation of Securities	4,511,665.17
10.2.8.70.00.00	Sundry	(9,615.09)
10.2.8.90.00.00	Allowance for Losses on Other Credits
10.2.9.00.00.00	OTHER ASSETS	664,146.76
10.2.9.90.00.00	Prepaid Expenses	664,146.76
10.3.0.00.00.00	PERMANENT ASSETS	2,510,661.45
10.3.1.00.00.00	INVESTMENTS	957,992.90
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	832,860.50
10.3.1.20.10.00	Local	832,860.50
10.3.1.50.00.00	Other Investments	186,967.37
10.3.1.90.00.00	Allowance for Losses	(61,834.97)
10.3.2.00.00.00	FIXED ASSETS	850,611.88
10.3.2.30.00.00	Land and buildings in use	619,390.27
10.3.2.40.00.00	Other Fixed Assets	1,522,003.14
10.3.2.90.00.00	Accumulated Depreciation	(1,290,781.53)
10.3.4.00.00.00	DEFERRED CHARGES	702,056.67
10.3.4.10.00.00	Organization and Expansion Costs	1,330,163.63
10.3.4.90.00.00	Accumulated Amortization	(628,106.96)
40.0.0.00.00.00	TOTAL LIABILITIES	101,999,438.61
40.1.0.00.00.00	CURRENT LIABILITIES	56,424,013.10
40.1.1.00.00.00	DEPOSITS	21,413,684.25
40.1.1.10.00.00	Demand Deposits	4,468,797.23
40.1.1.20.00.00	Savings Deposits	5,557,629.65
40.1.1.30.00.00	Interbank Deposits	38,141.10
40.1.1.40.00.00	Time Deposits	11,348,921.56
40.1.1.90.00.00	Other Deposits	194.71
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,822,649.11
40.1.2.10.00.00	Own Portfolio	9,543,761.41
40.1.2.20.00.00	Third Parties Portfolio	1,344,444.13
40.1.2.30.00.00	Unrestricted Portfolio	934,443.57
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,499,238.82
40.1.3.30.00.00	Mortgage Notes	807,638.82
40.1.3.50.00.00	Securities Abroad	521,577.94
40.1.3.60.00.00	Real estate notes	170,022.06
40.1.4.00.00.00	INTERBANK ACCOUNTS	605,530.92
40.1.4.10.00.00	Receipts and Payments Pending Settlement	570,461.77
40.1.4.40.00.00	Correspondent Banks	35,069.15
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	508,066.16
40.1.5.10.00.00	Third-Party Funds in Transit	502,788.14
40.1.5.20.00.00	Internal Transfer of Funds	5,278.02
40.1.6.00.00.00	BORROWINGS	1,687,059.28
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	205.37
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	138,093.19
40.1.6.30.00.00	Foreign Borrowings	1,548,760.72
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,436,906.95
40.1.7.10.00.00	National Treasury	47,931.35
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	714,013.84
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,663,916.83
40.1.7.90.00.00	Other Instituituions	11,044.93
40.1.8.00.00.00	FOREIGN ONLENDINGS	29,879.85
40.1.8.10.00.00	Foreign Onlendings	29,879.85
40.1.9.00.00.00	OTHER LIABILITIES	16,420,997.76
40.1.9.10.00.00	Collection of Taxes and Social Contributions	936,684.52
40.1.9.20.00.00	Foreign Exchange Portfolio	2,269,466.99
40.1.9.30.00.00	Social and Statutory	349,227.85

40.1.9.40.00.00	Taxes and Social Security	621,129.48
40.1.9.50.00.00	Negotiation and Intermediation of Securities	224,411.46
40.1.9.85.00.00	Subordinated Debt	47,155.55
40.1.9.87.00.00	Derivative Financial Instruments	1,067,541.18
40.1.9.90.00.00	Sundry	10,905,380.73
40.2.0.00.00.00	LONG-TERM LIABILITIES	35,052,325.17
40.2.1.00.00.00	DEPOSITS	15,356,990.13
40.2.1.40.00.00	Time Deposits	15,356,990.13
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4,013,306.98
40.2.2.10.00.00	Own Portfolio	4,013,306.98
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,437,643.93
40.2.3.30.00.00	Mortgage Notes	16,119.77
40.2.3.50.00.00	Securities Abroad	733,631.06
40.1.3.50.00.00	Real estate notes	687,893.10
40.2.6.00.00.00	BORROWINGS	968,242.42
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	538.86
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	18,535.82
40.2.6.30.00.00	Foreign Borrowings	949,167.74
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,816,198.34
40.2.7.10.00.00	National Treasury	68,799.21
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,847,115.85
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,814,163.20
40.2.7.90.00.00	Other Instituituions	86,120.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	71,871.58
40.2.8.10.00.00	Foreign Onlendings	71,871.58
40.2.9.00.00.00	OTHER LIABILITIES	9,388,071.79
40.2.9.20.00.00	Foreign Exchange Portfolio	127,988.12
40.2.9.40.00.00	Taxes and Social Security	2,071,949.53
40.2.9.85.00.00	Subordinated Debt	2,740,813.57
40.2.9.87.00.00	Derivative Financial Instruments	204,595.57
40.2.9.90.00.00	Sundry	4,242,725.00
40.5.0.00.00.00	DEFERRED INCOME	43,079.54
40.5.1.00.00.00	Deferred Income	43,079.54
40.9.0.00.00.00	MINORITY INTEREST	870,042.10
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,609,978.70
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,475,052.71
40.6.1.20.00.00	Foreign Residents	2,524,947.29
40.6.4.00.00.00	Capital Reserves	160,037.05
40.6.5.00.00.00	Revaluation Reserve	5,415.71
40.6.6.00.00.00	Revenue Reserves	1,606,469.22
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(115,136.56)
40.6.9.00.00.00	Treasury Stocks	(46,806.72)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From July 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to September 30, 2006	to September 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,326,141.42	12,170,636.99
10.1.1.10.10.11	Lending Operations	2,741,845.55	7,886,638.22
10.1.1.10.10.13	Leasing Operations	70,310.90	160,749.92
10.1.1.10.10.15	Marketable Securities	1,151,606.18	3,135,539.94
10.1.1.10.10.16	Derivative Financial Instruments	175,363.58	608,189.57
10.1.1.10.10.17	Foreign Exchange Transactions	63,636.38	-
10.1.1.10.10.19	Compulsory Deposits	123,378.83	379,519.34
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,586,837.60)	(7,103,089.41)
10.1.1.10.20.12	Deposits and Securities Sold	(1,711,820.44)	(4,718,852.40)
10.1.1.10.20.14	Borrowings and Onlendings	(220,449.16)	(390,303.49)
10.1.1.10.20.18	Foreign Exchange Transactions	-	(29,608.03)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(654,568.00)	(1,964,325.49)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,739,303.82	5,067,547.58
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,468,450.48)	(3,094,361.21)
10.1.1.20.21.00	Services Rendered	909,429.07	2,673,049.21
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(547,732.16)	(1,634,014.96)
10.1.1.20.24.00	Other Administrative Expenses	(910,117.08)	(2,552,265.55)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(253,366.68)	(755,406.72)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	12,991.05	48,043.82
10.1.1.20.25.00	Other Operating Income	1,299,037.84	4,061,379.29
10.1.1.20.32.00	Other Operating Expenses	(1,978,692.52)	(4,935,146.30)
10.1.1.00.00.00	OPERATING INCOME	270,853.34	1,973,186.37
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(26,683.42)	(28,608.40)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	244,169.92	1,944,577.97
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	16,604.14	(289,208.99)
10.2.1.00.00.00	Provision for income tax	(9,555.43)	(342,311.42)
10.2.2.00.00.00	Provision for social contribution	(2,002.26)	(113,237.34)
10.2.3.00.00.00	Deferred tax asset	28,161.83	166,339.77
10.3.0.00.00.00	PROFIT SHARING	(125,549.44)	(347,151.93)
40.0.0.00.00.00	MINORITY INTEREST	(29,107.91)	(133,745.50)
10.0.0.00.00.00	NET INCOME	135,224.62	1,308,217.05
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(209,968.73)	(626,773.17)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000048332569870	0.000467588609045

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

								UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

					REVALUATION RESERVE ON SUBSIDIARIES
			CAPITAL INCREASE	CAPITAL RESERVE		REVENUE RESERVES			RETAINED EARNINGS	TREASURY STOCKS

CODE		CAPITAL				LEGAL	STATUTORY				TOTAL

00.0.1.00.00.00	AT JULY 1, 2006	5,000,000.00	3,000,000.00	160,037.05	5,436.91	536,451.63	1,195,872.94	(28,732.85)	-	(53,171.99)	9,815,893.69
	PRIOR PERIODS
00.0.1.02.00.00	ADJUSTMENTS	-	-	-	-	-	-	-	(12,760.29)	-	(12,760.29)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	-	(116,612.31)	-	116,612.31	-	-
	UNREALIZED GAINS AND
00.0.1.25.00.00	LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES
	AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(86,403.71)	-	-	(86,403.71)
00.0.1.05.00.00	CAPITAL INCREASE	3,000,000.00	(3,000,000.00)	-	-	-	-	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
	OWN STOCKS ACQUISITION /
00.0.1.11.00.00	CANCELATION	-		-	-	-	(9,243.04)	-	-	6,365.27	(2,877.77)
00.0.1.15.00.00	REVALUATION RESERVE ON				-
	SUBISIDIARIES/ASSOCIATED	-	-	-	(21.20)	-	-	-	-	-	(21.20)
	NET INCOME FOR THE
00.0.1.18.00.00	PERIOD	-		-	-	-	-	-	106,116.71	-	106,116.71
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	-	-	-	-	-	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-		-	-	-	-	-	(209,968.73)	-	(209,968.73)
00.0.1.01.00.00	AT SEPTEMBER 30, 2006	8,000,000.00	-	160,037.05	5,415.71	536,451.63	1,070,017.59	(115,136.56)	0.00	(46,806.72)	9,609,978.70
00.0.2.00.00.00	CHANGES IN THE PERIOD	3,000,000.00	(3,000,000.00)	-	(21.20)	-	(125,855.35)	(86,403.71)	0.00	6,365.27	(205,914.99)
	INTEREST ON OWN CAPITAL
00.0.6.00.00.00	PER SHARE										0.000150103830200

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2006 to
CODE	DESCRIPTION	September 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	8,658,759.12
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	690,746.10
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(7,926.10)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	-
10.3.3.00.00.00	Other (+/-)	-
10.5.0.00.00.00	THIRD PARTY FUNDS	7,975,939.12
10.5.1.00.00.00	Increase in Liabilities	5,987,773.29
10.5.1.01.00.00	Deposits	-
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	2,608,339.36
10.5.1.04.00.00	Real estate notes	170,022.06
10.5.1.05.00.00	Morgage Notes	104,617.33
10.5.1.06.00.00	Debentures	733,631.06
10.5.1.07.00.00	Interbank and Interdepartmental accounts	130,060.16
10.5.1.08.00.00	Borrowings and Onlendings	26,650.12
10.5.1.09.00.00	Other Liabilities	2,214,453.20
10.5.2.00.00.00	Decrease in Assets	1,954,094.94
10.5.2.01.00.00	Interbank Investments	1,821,861.67
10.5.2.03.00.00	Interbank and Interdepartmental accounts	132,233.27
10.5.2.06.00.00	Other Credits	-
10.5.3.00.00.00	Sale of Assets and Investments	33,781.10
10.5.3.02.00.00	Foreclosed Assets	30,165.49
10.5.3.03.00.00	Fixed Assets	326.87
10.5.3.05.00.00	Investments	3,288.74
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	289.79
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,569,205.54
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	209,968.73
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	2,877.77
20.4.0.00.00.00	INVESTMENTS IN	194,229.96
20.4.2.00.00.00	Foreclosed Assets	44,326.89
20.4.3.00.00.00	Fixed Assets	39,454.44
20.4.5.00.00.00	Investments	110,448.63
20.5.0.00.00.00	DEFERRED CHARGES	39,373.11
20.6.0.00.00.00	INCREASE IN ASSETS	6,116,905.97
20.6.1.00.00.00	Interbank Investments	-
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,059,626.78
20.6.3.00.00.00	Interbank and Interdepartmental accounts	-
20.6.4.00.00.00	Lending Operations	902,803.29
20.6.5.00.00.00	Leasing Operations	303,350.55
20.6.6.00.00.00	Other Credits	1,689,001.02
20.6.7.00.00.00	Other Assets	162,124.33
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,005,850.00
20.7.1.00.00.00	Deposits	2,005,850.00
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	89,553.58

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,357,043.69
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,446,597.27
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	89,553.58

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2006

10.0.0.00.00.00	TOTAL ASSETS	96,785,073.40
10.1.0.00.00.00	CURRENT ASSETS	65,422,145.91
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,756,265.93
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,736,270.29
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,091,754.85
10.1.2.22.00.00	Interbank Deposits	2,644,515.44
10.1.3.00.00.00	MARKETABLE SECURITIES	11,499,736.37
10.1.3.10.00.00	Own Portfolio	4,071,328.05
10.1.3.20.00.00	Subject to Repurchase Commitments	3,902,070.85
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,105,846.17
10.1.3.40.00.00	Pledged under Guarantees Rendered	455,760.60
10.1.3.85.00.00	Derivative Financial Instruments	964,730.70
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,849,642.09
10.1.4.10.00.00	Payments and Receipts Pending Settlement	637,354.12
10.1.4.20.00.00	Compulsory Deposits	5,155,095.79
10.1.4.20.10.00	Brazilian Central Bank	5,153,662.99
10.1.4.20.40.00	National Housing System - SFH	1,432.80
10.1.4.80.00.00	Correspondent Banks	57,192.18
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	44,176.08
10.1.5.10.00.00	Third-party Funds in Transit	1,269.61
10.1.5.20.00.00	Internal Transfers of Funds	42,906.47
10.1.6.00.00.00	LENDING OPERATIONS	23,633,353.49
10.1.6.10.00.00	Lending Operations	25,651,538.99
10.1.6.10.10.00	Public Sector	120,387.03
10.1.6.10.20.00	Private Sector	25,531,151.96
10.1.6.90.00.00	Allowance for Losses on Lending	(2,018,185.50)
10.1.7.00.00.00	LEASING OPERATIONS	(4,388.90)
10.1.7.10.00.00	Leasing Operations	504,727.50
10.1.7.10.20.00	Private Sector	504,727.50
10.1.7.80.00.00	Unearned Leasing Income	(496,503.14)
10.1.7.90.00.00	Allowance for Losses on Leasing	(12,613.26)
10.1.8.00.00.00	OTHER CREDITS	9,431,494.66
10.1.8.20.00.00	Foreign Exchange Portfolio	2,062,849.33
10.1.8.30.00.00	Income Receivable	172,418.73
10.1.8.40.00.00	Negotiation and Intermediation of Securities	538,759.25
10.1.8.70.00.00	Sundry	6,715,680.97
10.1.8.90.00.00	Allowance for Losses on Other Credits	(58,213.62)
10.1.9.00.00.00	OTHER ASSETS	475,595.90
10.1.9.40.00.00	Other Assets	166,488.67
10.1.9.70.00.00	Allowance for Other Assets Losses	(49,355.32)
10.1.9.90.00.00	Prepaid Expenses	358,462.55
10.2.0.00.00.00	LONG-TERM ASSETS	23,717,839.23
10.2.2.00.00.00	INTERBANK INVESTMENTS	896,046.94
10.2.2.22.00.00	Interbank Deposits	896,046.94
10.2.3.00.00.00	MARKETABLE SECURITIES	6,376,560.61
10.2.3.10.00.00	Own Portfolio	2,398,917.71
10.2.3.20.00.00	Subject to Repurchase Commitments	3,276,067.94
10.2.3.70.00.00	Pledged with Brazilian Central Bank	25,846.32
10.2.3.40.00.00	Pledged under Guarantees Rendered	282,768.78
10.2.3.85.00.00	Derivative Financial Instruments	392,959.86
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,035.86
10.2.4.20.00.00	Compulsory Deposits	52,035.86
10.2.4.20.40.00	National Housing System - SFH	52,035.86
10.2.6.00.00.00	LENDING OPERATIONS	11,785,456.58
10.2.6.10.00.00	Lending Operations	12,368,934.67
10.2.6.10.10.00	Public Sector	868,855.75
10.2.6.10.20.00	Private Sector	11,500,078.92
10.2.6.90.00.00	Allowance for Losses on Lending	(583,478.09)

10.2.7.00.00.00	LEASING OPERATIONS	(13,094.96)
10.2.7.10.00.00	Leasing Operations	522,411.60
10.2.7.10.20.00	Private Sector	522,411.60
10.2.7.80.00.00	Unearned Leasing Income	(522,411.60)
10.2.7.90.00.00	Allowance for Losses on Leasing	(13,094.96)
10.2.8.00.00.00	OTHER CREDITS	4,036,984.71
10.2.8.10.00.00	Receivables on Guarantees Honored	176.47
10.2.8.20.00.00	Foreign Exchange Portfolio	128,356.29
10.2.8.30.00.00	Income Receivable	12,459.69
10.2.8.70.00.00	Sundry	3,902,527.50
10.2.8.90.00.00	Allowance for Losses on Other Credits	(6,535.24)
10.2.9.00.00.00	OTHER ASSETS	583,849.49
10.2.9.90.00.00	Prepaid Expenses	583,849.49
10.3.0.00.00.00	PERMANENT ASSETS	7,645,088.26
10.3.1.00.00.00	INVESTMENTS	4,328,359.03
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,228,883.47
10.3.1.20.10.00	Local Residents	2,752,145.15
10.3.1.20.20.00	Foreign residents	1,476,738.32
10.3.1.50.00.00	Other Investments	148,567.53
10.3.1.90.00.00	Allowance for Losses	(49,091.97)
10.3.2.00.00.00	FIXED ASSETS	389,524.21
10.3.2.30.00.00	Land and buildings in use	200,439.19
10.3.2.40.00.00	Other Fixed Assets	999,040.19
10.3.2.90.00.00	Accumulated Depreciation	(809,955.17)
10.3.3.00.00.00	LEASED FIXED ASSETS	2,121,384.62
10.3.3.20.00.00	Leased Assets	2,860,168.97
10.3.3.90.00.00	Accumulated depreciation	(738,784.35)
10.3.4.00.00.00	DEFERRED CHARGES	805,820.40
10.3.4.10.00.00	Organization and Expansion Costs	1,321,844.34
10.3.4.90.00.00	Accumulated Amortization	(516,023.94)
40.0.0.00.00.00	TOTAL LIABILITIES	96,785,073.40
40.1.0.00.00.00	CURRENT LIABILITIES	52,743,278.04
40.1.1.00.00.00	DEPOSITS	22,135,635.89
40.1.1.10.00.00	Demand Deposits	4,525,867.98
40.1.1.20.00.00	Savings Deposits	5,557,629.65
40.1.1.30.00.00	Interbank Deposits	38,141.09
40.1.1.40.00.00	Time Deposits	12,013,802.46
40.1.1.90.00.00	Other Deposits	194.71
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,379,499.03
40.1.2.10.00.00	Own Portfolio	9,543,761.41
40.1.2.20.00.00	Third Parties Portfolio	2,901,294.05
40.1.2.30.00.00	Unrestricted Portfolio	934,443.57
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,494,422.61
40.1.3.30.00.00	Mortgage Notes	798,453.98
40.1.3.50.00.00	Securities Abroad	695,968.63
40.1.4.00.00.00	INTERBANK ACCOUNTS	634,854.28
40.1.4.10.00.00	Receipts and Payments Pending Settlement	573,613.58
40.1.4.40.00.00	Correspondent Banks	61,240.70
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	508,378.89
40.1.5.10.00.00	Third-Party Funds in Transit	502,777.68
40.1.5.20.00.00	Internal Transfer of Funds	5,601.21
40.1.6.00.00.00	BORROWINGS	1,856,824.22
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	205.37
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	138,093.19
40.1.6.30.00.00	Foreign Borrowings	1,718,525.66
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,436,906.95
40.1.7.10.00.00	National Treasury	47,931.35
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	714,013.84
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,663,916.83
40.1.7.90.00.00	Other Institutions	11,044.93
40.1.8.00.00.00	FOREIGN ONLENDING	29,879.85
40.1.8.10.00.00	Foreign Onlending	29,879.85
40.1.9.00.00.00	OTHER LIABILITIES	10,266,876.32

40.1.9.10.00.00	Collection of Taxes and Social Contributions	887,289.65
40.1.9.20.00.00	Foreign Exchange Portfolio	2,269,466.99
40.1.9.30.00.00	Social and Statutory	306,026.81
40.1.9.40.00.00	Taxes and Social Security	517,652.41
40.1.9.50.00.00	Negotiation and Intermediation of Securities	219,056.86
40.1.9.85.00.00	Subordinated Debt	47,155.55
40.1.9.87.00.00	Derivative Financial Instruments	1,067,466.72
40.1.9.90.00.00	Sundry	4,952,761.33
40.2.0.00.00.00	LONG-TERM LIABILITIES	34,282,738.27
40.2.1.00.00.00	DEPOSITS	15,430,323.56
40.2.1.40.00.00	Time Deposits	15,430,323.56
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	4,781,743.95
40.2.2.10.00.00	Own Portfolio	4,781,743.95
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,104,319.31
40.2.3.30.00.00	Mortgage Notes	65.36
40.2.3.40.00.00	Debentures	733,631.06
40.2.3.50.00.00	Securities Abroad	1,370,622.89
40.2.6.00.00.00	BORROWINGS	968,242.41
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	538.86
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	18,535.82
40.2.6.30.00.00	Foreign Borrowings	949,167.73
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,816,198.34
40.2.7.10.00.00	National Treasury	68,799.21
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,847,115.85
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,814,163.20
40.2.7.90.00.00	Other Institutions	86,120.08
40.2.8.00.00.00	FOREIGN ONLENDINGS	71,871.58
40.2.8.10.00.00	Foreign Onlendings	71,871.58
40.2.9.00.00.00	OTHER LIABILITIES	7,110,039.12
40.2.9.20.00.00	Foreign Exchange Portfolio	127,988.12
40.2.9.40.00.00	Taxes and Social Security	1,794,186.17
40.2.9.85.00.00	Subordinated Debt	2,740,813.57
40.2.9.87.00.00	Derivative Financial Instruments	204,595.57
40.2.9.90.00.00	Sundry	2,242,455.69
40.5.0.00.00.00	DEFERRED INCOME	28,694.67
40.5.1.00.00.00	Deferred Income	28,694.67
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,730,362.42
40.6.1.00.00.00	Capital	8,048,359.90
40.6.1.10.00.00	Local Residents	5,522,099.10
40.6.1.20.00.00	Foreign Residents	2,526,260.80
40.6.4.00.00.00	Capital Reserves	180,886.63
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,415.98
40.6.6.00.00.00	Revenue Reserves	1,657,645.59
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(115,138.96)
40.6.9.00.00.00	Treasury Stock	(46,806.72)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to September 30, 2006	to September 30, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,510,975.78	12,724,415.28
10.1.1.10.10.11	Lending Operations	2,853,359.10	8,422,012.28
10.1.1.10.10.13	Leasing Operations	70,437.59	158,292.48
10.1.1.10.10.15	Marketable Securities	1,199,911.49	3,136,720.60
10.1.1.10.10.16	Derivative Financial Instruments	199,800.94	615,337.44
10.1.1.10.10.17	Foreign Exchange Transactions	64,095.08	12,540.39
10.1.1.10.10.19	Compulsory Deposits	123,371.58	379,512.09
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,817,452.22)	(7,957,968.31)
10.1.1.10.20.12	Deposits and Securities Sold	(1,907,150.17)	(5,237,635.27)
10.1.1.10.20.14	Borrowings and Onlendings	(213,496.21)	(612,617.93)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(696,805.84)	(2,107,715.11)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,693,523.56	4,766,446.97
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,527,507.81)	(3,059,457.50)
10.1.1.20.21.00	Services Rendered	640,669.22	1,829,687.24
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(452,041.12)	(1,323,454.73)
10.1.1.20.24.00	Other Administrative Expenses	(1,035,395.70)	(2,742,307.07)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(177,444.11)	(508,688.13)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	161,903.06	456,788.85
10.1.1.20.25.00	Other Operating Income	546,232.10	1,766,961.77
10.1.1.20.32.00	Other Operating Expenses	(1,211,431.26)	(2,538,445.43)
10.1.1.00.00.00	OPERATING INCOME	166,015.75	1,706,989.47
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(11,224.95)	(32,297.35)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	154,790.80	1,674,692.12
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	62,803.66	(147,085.12)
10.2.1.00.00.00	Provision for Income Tax	(837.52)	(267,771.57)
10.2.2.00.00.00	Provision for Social Contribution	2,617.40	(83,795.49)
10.2.3.00.00.00	Deferred Tax Asset	61,023.78	204,481.94
10.3.0.00.00.00	PROFIT SHARING	(103,014.07)	(327,358.44)
10.0.0.00.00.00	NET INCOME	114,580.39	1,200,248.56
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(209,968.73)	(626,773.17)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000040953819692	0.000428998043313

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2006
CODE	DESCRIPTION	to September 30, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,546,183.94
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	566,035.83
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(511.86)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(15,637.94)
10.3.3.00.00.00	Other (+/-)	(15,637.94)
10.5.0.00.00.00	THIRD PARTY FUNDS	9,996,297.91
10.5.1.00.00.00	Increase in Liabilities	7,817,587.13
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,117,780.99
10.5.1.05.00.00	Mortgage Notes	108,361.14
10.5.1.06.00.00	Debentures	733,631.06
10.5.1.07.00.00	Interbank and Interdepartmental accounts	142,287.55
10.5.1.08.00.00	Borrowings and Onlendings	364,994.98
10.5.1.09.00.00	Other Liabilities	3,350,531.41
10.5.2.00.00.00	Decrease in Assets	1,883,913.22
10.5.2.01.00.00	Interbank Investments	1,768,955.54
10.5.2.03.00.00	Interbank and Interdepartmental accounts	113,323.21
10.5.2.05.00.00	Leasing Operations	1,634.47
10.5.3.00.00.00	Sale of Assets and Investments	252,212.36
10.5.3.02.00.00	Foreclosed Assets	29,936.38
10.5.3.04.00.00	Leased Fixed Assets	95,433.91
10.5.3.05.00.00	Investments	126,842.07
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	42,585.20
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,125,622.13
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	209,968.73
20.4.0.00.00.00	INVESTMENTS IN	920,843.01
20.4.2.00.00.00	Foreclosed Assets	44,082.58
20.4.3.00.00.00	Fixed Assets	26,357.04
20.4.4.00.00.00	Leased Fixed Assets	637,314.61
20.4.5.00.00.00	Investments	213,088.78
20.5.0.00.00.00	DEFERRED CHARGES	72,266.59
20.6.0.00.00.00	INCREASE IN ASSETS	5,634,851.82
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,144,404.15
20.6.4.00.00.00	Lending Operations	829,414.15
20.6.6.00.00.00	Other Credits	1,581,474.59
20.6.7.00.00.00	Other Assets	79,558.93
20.7.0.00.00.00	DECREASE IN LIABILITIES	3,287,691.98
20.7.1.00.00.00	Deposits	3,287,691.98
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	420,561.81

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,335,704.12
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,756,265.93
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	420,561.81

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2006

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	99,713,887.60
10.1.0.00.00-2	AVAILABLE FUNDS	1,771,572.82
10.1.1.00.00-5	Cash	1,045,909.51
10.1.2.00.00-8	Bank Deposits	12,563.82
10.1.3.00.00-1	Free Reserves	239.50
10.1.5.00.00-7	Foreign Money Supply	712,859.99
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	683,475.24
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	29,384.75
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	14,498,648.30
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	10,152,101.40
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	4,122,328.24
10.2.1.10.10-4	Federal Government Securities	3,836,642.58
10.2.1.10.90-8	Other	285,685.66
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	5,373,313.16
10.2.1.30.00-5	RESALES TO LIQUIDATE - SHORT POSITION	656,460.00
10.2.2.00.00-7	Interbank Deposits	4,302,105.19
10.2.2.10.00-4	INTERBANK DEPOSITS	4,302,105.19
10.2.6.00.00-9	Foreign Currency Investments	44,441.71
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	44,441.71
10.3.0.00.00-0	MARKETABLE SECURITIES	25,156,120.51
10.3.1.00.00-3	Marketable Securities	13,565,584.10
10.3.1.10.00-0	FIXED RATE SECURITIES	10,478,176.33
10.3.1.10.10-3	Federal Government Securities	7,273,174.38
10.3.1.10.30-9	Financial Institutions	845,170.03
10.3.1.10.62-2	Certificates of Real Estate Receivables	96,194.58
10.3.1.10.90-7	Others	2,263,637.34
10.3.1.15.00-5	MUTUAL FUNDS	1,064,574.82
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	363,259.04
10.3.1.20.10-0	Listed companies stocks	225,134.69
10.3.1.20.20-3	Non-listed companies stocks	15,500.03
10.3.1.20.40-9	Equity Funds	122,624.32
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,659,573.91
10.3.1.85.10-7	Brazilian Sovereign Bonds	631,367.80
10.3.1.85.20-0	Securities of Foreign Governments	274,603.89
10.3.1.85.30-3	Brazilian State-Owned Companies	89,332.85
10.3.1.85.90-1	Others	664,269.37
10.3.2.00.00-6	Subject to Commitments	7,181,896.25
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	7,181,896.25
10.3.2.10.10-6	Federal Government Securities	7,177,783.80
10.3.2.10.90-0	Other	4,112.45
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	1,379,300.34
10.3.3.10.00-6	Derivative Financial Instruments	287,471.95
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	1,091,828.39
10.3.4.00.00-2	Pledged With Brazilian Central Bank	2,131,692.48
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,131,692.48
10.3.6.00.00-8	Pledged Under Guarantee Rendered	897,647.34
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	897,647.34
10.3.6.10.10-8	Federal Government Securities	719,607.20

10.3.6.10.90-2	Other	178,040.14
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,873,667.52
10.4.1.00.00-2	Check Clearing	631,818.31
10.4.2.00.00-5	Restricted Deposits	5,207,069.14
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,153,600.48
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,432.80
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	52,035.86
10.4.2.65.10-5	Novation Option	52,035.86
10.4.4.00.00-1	Correspondent Banks	34,780.07
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	43,444.46
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	34,713,930.93
10.6.1.00.00-0	Lending Operations	34,731,414.79
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	21,940,619.90
10.6.1.20.00-4	FINANCING	12,606,585.11
10.6.1.30.00-1	AGRICULTURAL	1,161,423.21
10.6.1.40.00-8	REAL ESTATE LOANS	1,460,207.87
10.6.1.40.30-7	Habitational Loans	1,460,207.87
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(2,437,421.30)
10.6.2.00.00-3	Leasing Operations	(17,483.86)
10.6.2.10.00-0	LEASING OPERATIONS	8,224.36
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(25,708.23)
10.9.0.00.00-4	OTHER RECEIVABLES	17,656,503.06
10.9.1.00.00-7	Guarantees Honored	176.47
10.9.2.00.00-0	Foreign Exchange	3,662,636.47
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,456,520.24
10.9.2.06.10-7	Export and Interbank Contracts	1,445,670.59
10.9.2.06.30-3	Financial	22,179.31
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	478,148.00
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	510,522.34
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,320,501.38
10.9.2.25.10-2	Import And Financial Contracts	173,696.71
10.9.2.25.20-5	Interbank	65,025.00
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	564,066.50
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	517,713.17
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(140,212.55)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	25,760.26
10.9.3.00.00-3	INCOME RECEIVABLE	390,159.70
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	541,527.43
10.9.4.10.00-3	REGISTER AND SETTLEMENT CASH	18,861.86
10.9.4.30.00-7	DEBTS TO LIQUIDATE	443,855.16
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	77,308.02
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	1,502.39
10.9.5.00.00-9	Specific Credits	1,067,970.65
10.9.5.30.00-0	INSURANCE COMPANIES	1,067,970.65
10.9.5.30.10-3	Receivables of Insurance Operations	1,057,175.70
10.9.5.30.20-6	Notes and Credits Receivable	10,794.95
10.9.7.00.00-5	Other	10,169,600.68
10.9.7.25.00-4	FORECLOSED ASSETS	222,039.93
10.9.7.25.90-1	Other Assets	222,039.93
10.9.7.30.00-6	PROVISION FOR LOSSES	(60,026.82)
10.9.7.30.90-3	Other Assets	(60,026.82)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,854,828.28

10.9.7.40.10-6	Deferred Tax - Real After 5 years	52,477.54
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,367,339.01
10.9.7.40.50-8	Deferred Tax	1,435,011.73
10.9.7.45.00-8	PREPAID TAXES	853,024.61
10.9.7.50.00-0	TAX RECOVERY	36,686.97
10.9.7.90.00-8	FOREIGN DEBTORS	40,673.24
10.9.7.95.00-3	LOCAL DEBTORS	6,222,374.47
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(68,442.76)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(68,442.76)
10.9.9.00.00-1	Prepaid Expenses	1,892,874.42
20.0.0.00.00-6	PERMANENT ASSETS	4,650,141.17
20.1.0.00.00-5	INVESTMENTS	643,544.10
20.1.2.00.00-1	Investments In Subsidiary Companies	238,975.89
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	238,975.89
20.1.2.10.90-5	Other	238,975.89
20.1.3.00.00-4	Fiscal Incentive Investments	6,727.08
20.1.4.00.00-7	Membership Certificates	40,964.42
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	40,996.75
20.1.4.10.10-7	Securities Exchanges and CETIP	40,728.56
20.1.4.10.90-1	Other	268.19
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	17,312.03
20.1.5.10.00-7	STOCKS AND QUOTAS	20,053.30
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	12,906.49
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,238.23)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.01)
20.1.9.00.00-2	Other Investments	339,564.68
20.1.9.90.00-5	OTHER INVESTMENTS	345,956.70
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,392.02)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	850,949.00
20.2.1.00.00-7	Storaged Furniture And Equipment	6,490.69
20.2.2.00.00-0	Property And Equipment In Process	7,604.07
20.2.3.00.00-3	Land And Buildings	413,696.45
20.2.3.10.00-0	LAND AND BUILDINGS	612,941.62
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(199,245.17)
20.2.4.00.00-6	Furniture And Equipment	125,600.52
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	357,065.11
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(231,464.59)
20.2.8.00.00-8	Others	297,557.27
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,157,293.53
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(859,736.26)
20.3.0.00.00-3	LEASED ASSETS	2,121,384.62
20.4.0.00.00-2	DEFERRED CHARGES	1,034,263.45
20.4.1.00.00-5	Organization And Expansion Costs	3,065,461.37
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	67,443.80
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,998,017.57
20.4.9.00.00-9	Accumulated Amortization	(2,031,197.92)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(49,348.71)
20.4.9.90.00-2	OTHER	(1,981,849.21)

30.0.0.00.00-9	OFF-BALANCE ITEMS	778,855,663.04
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	9,581,321.69
30.1.1.00.00-1	Imported Credits Outstanding	132,938.92
30.1.3.00.00-7	Confirmed Exported Credits	8,711.55
30.1.4.00.00-0	Guarantees Provided	9,410,385.67
	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
30.1.4.10.00-7	CENTRAL BANK	279,871.88
30.1.4.90.00-3	Other	9,130,513.79
30.1.5.00.00-3	Co-Obligation For Credit Assignment	29,285.55
30.4.0.00.00-5	CUSTODY	17,525,549.27
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.87
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	51,596.20
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	117,454,620.22
30.5.0.00.00-4	COLLECTION	24,376,086.45
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	214,184,047.89
30.6.1.00.00-6	Equity, Financial Assets And Commodities	202,145,107.26
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	11,252,313.45
30.6.5.00.00-8	Credit Risk On Swap Contracts	755,291.78
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	235,644.54
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	413,110.22
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	106,537.03
30.6.6.00.00-1	Derivatives credits - risk received	31,335.40
30.8.0.00.00-1	CONTRACTS	47,020,744.98
30.9.0.00.00-0	CONTROL	366,167,912.76
30.9.7.00.00-1	Capital Required To Market Risk Covery	587,092.03
30.9.7.10.00-8	EXCHANGE RATE	395,275.88
30.9.7.20.00-5	INTEREST RATE	191,816.15
30.9.8.00.00-4	CONTROL	1,264,343.31
30.9.8.10.00-1	Total Foreign Exchange Exposure	1,149,156.62
30.9.8.90.00-7	Deferred Tax - Limits	115,186.69
30.9.8.90.10-0	Deferred Tax from Gains	86,928.97
30.9.8.90.30-6	Deferred Tax Exclusion Level I	28,257.72
30.9.9.00.00-7	Other assets off-balance sheet	364,316,477.42
39.9.9.99.99-4	TOTAL ASSETS	883,219,691.81
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	93,840,928.42
40.1.0.00.00-1	DEPOSITS	36,770,674.41
40.1.1.00.00-4	Demand Deposits	4,465,645.11
40.1.2.00.00-7	Saving Deposits	5,557,629.65
40.1.3.00.00-0	Interbank Deposits	38,141.12
40.1.5.00.00-6	Time Deposits	26,705,911.70
40.1.8.00.00-5	Foreign Deposits	3,152.12
40.1.9.00.00-8	Other Deposits	194.71
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	15,835,956.09
40.2.1.00.00-3	Own Portfolio	13,557,068.39
40.2.2.00.00-6	Third Parties	1,344,444.13
40.2.3.00.00-9	Unrestricted Notes	934,443.57
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	2,936,882.74
40.3.1.00.00-2	Mortgage Notes	993,780.64
40.3.2.00.00-5	Debentures	733,631.06
40.3.3.00.00-8	Securities Abroad	1,209,471.04
40.4.0.00.00-8	INTERBANK ACCOUNTS	605,530.92

40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	508,066.15
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,335,507.11
40.6.1.00.00-9	Borrowings	2,980,650.39
40.6.1.10.00-6	LOCAL BORROWINGS	158,316.91
40.6.1.20.00-3	FOREIGN BORROWINGS	2,822,333.48
40.6.2.00.00-2	Onlendings	6,354,856.72
40.6.2.10.00-9	LOCAL ONLENDINGS	6,253,105.29
40.6.2.20.00-6	FOREIGN ONLENDINGS	101,751.43
40.7.0.00.00-5	Derivative Financial Instruments	1,272,136.75
40.8.0.00.00-4	OTHER LIABILITIES	23,788,205.13
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	936,684.52
40.8.2.00.00-0	Foreign Exchange Portfolio	2,397,455.11
40.8.3.00.00-3	Social And Statutory	348,501.12
40.8.3.10.00-0	DIVIDENDS PAYABLE	262,700.87
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	57,501.46
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	28,298.79
40.8.4.00.00-6	Taxes And Social Security	2,693,804.05
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	15,857.19
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	476,698.35
40.8.4.20.00-0	TAXES PAYABLE	268,629.65
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	90,908.47
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,841,710.39
40.8.5.00.00-9	Negotiation And Intermediation of Securities	224,411.45
40.8.7.00.00-5	Specific Liabilities	9,653,618.77
40.8.7.30.00-6	INSURANCE COMPANIES	4,403,272.54
40.8.7.30.10-9	Non-Committed Technical Provisions	559,455.67
40.8.7.30.20-2	Committed Technical Provisions	2,556,035.19
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,287,781.68
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,698,186.91
40.8.7.35.10-4	Non-Committed Technical Provisions	4,697,090.75
40.8.7.35.30-0	Debts from Social Contribution Transaction	1,096.16
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	552,159.32
40.8.7.40.10-6	Non-Committed Technical Provisions	495,654.50
40.8.7.40.20-9	Committed Technical Provisions	56,504.82
40.8.9.00.00-1	Sundry	7,533,730.11
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	687,292.46
40.8.9.90.00-4	OTHER LIABILITIES	6,846,437.65
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	2,787,969.12
40.9.2.00.00-9	Subordinated Debt	2,758,783.69
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,425,745.62
40.9.2.30.00-0	MATURITY BETWEEN 3 AND 4 YEARS	333,038.07
40.9.3.00.00-2	Other Subordinated Debt	29,185.43
50.0.0.00.00-5	DEFERRED INCOME	43,079.54
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	10,565,438.74
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	10,565,438.74
60.1.1.00.00-0	Capital	8,537,576.24
60.1.1.10.00-7	CAPITAL	8,344,304.57
60.1.1.10.13-1	Common Shares - Local Residents	4,843,323.22
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	955,116.78
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	6,361.31
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,522,692.86

60.1.1.10.28-9	Quotas - Local Residents	16,810.38
60.1.1.20.00-4	CAPITAL INCREASE	193,271.67
60.1.1.20.13-8	Common Shares - Local Residents	193,271.67
60.1.3.00.00-6	Capital Reserves	223,768.65
60.1.4.00.00-9	Revaluation Reserves	8,937.31
60.1.5.00.00-2	Revenue Reserves	1,787,371.65
60.1.5.10.00-9	LEGAL RESERVE	579,666.98
60.1.5.20.00-6	STATUTORY RESERVE	1,207,703.13
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(121,583.06)
60.1.8.00.00-1	Retained Earnings	176,174.67
60.1.9.00.00-4	Treasury Stock	(46,806.72)
70.0.0.00.00-1	REVENUES	7,747,651.28
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	6,515,550.27
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,220,229.08
70.2.1.00.00-2	Insurance Companies	605,137.95
70.2.1.10.00-9	INSURANCE PREMIUMS	531,041.42
70.2.1.30.00-3	FINANCIAL REVENUES	60,397.17
70.2.1.90.00-5	OTHER	13,699.36
70.2.2.00.00-5	Private Retirement Companies	318,015.54
70.2.2.10.00-2	CONTRIBUTION REVENUES	130,806.43
70.2.2.30.00-6	FINANCIAL INCOME	172,170.69
70.2.2.90.00-8	OTHER	15,038.42
70.2.3.00.00-8	Annuity Products Companies	100,918.09
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	96,746.86
70.2.3.30.00-9	FINANCIAL REVENUES	4,152.61
70.2.3.90.00-1	OTHER	18.62
70.2.4.00.00-1	Credit Card Companies	152,174.88
70.2.4.10.00-8	CREDIT CARD REVENUES	51,098.26
70.2.4.30.00-2	FINANCIAL REVENUES	101,076.62
70.2.9.00.00-6	Other Activities	43,982.62
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	43,982.62
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	11,669.25
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	202.68
70.4.1.00.00-0	Insurance Companies	202.68
80.0.0.00.00-4	EXPENSES	(7,833,069.21)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(6,759,145.45)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(939,144.23)
80.2.1.00.00-5	Insurance Companies	(534,630.22)
80.2.1.10.00-2	INSURANCE CLAIMS	(257,101.93)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(120,517.73)
80.2.1.30.00-6	FINANCIAL EXPENSES	(28,578.33)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(90,097.38)
80.2.1.90.00-8	OTHER	(38,334.85)
80.2.2.00.00-8	Private Retirement Companies	(311,601.85)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(132,149.57)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(1,890.01)
80.2.2.30.00-9	FINANCIAL EXPENSES	(166,344.13)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(10,163.54)
80.2.2.90.00-1	OTHER	(1,054.60)
80.2.3.00.00-1	Annuity Products Companies	(81,413.85)

80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(5,907.45)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(1,905.63)
80.2.3.30.00-2	FINANCIAL EXPENSES	(72,098.68)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(766.84)
80.2.3.90.00-4	OTHER	(735.25)
80.2.9.00.00-9	Other Activities	(11,498.31)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(10,493.42)
80.2.9.20.00-3	SELLING EXPENSES	(1,004.89)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(21,020.77)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(17,496.98)
80.4.1.00.00-3	Insurance Companies	(17,446.01)
80.4.2.00.00-6	Private Retirement Companies	(50.95)
80.4.3.00.00-9	Annuity Products Companies	(0.02)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(96,261.78)
80.9.4.00.00-7	Income Tax and Social Contribution	13,389.26
80.9.4.10.00-4	INCOME TAX	12,870.51
80.9.4.10.10-7	Financial Activities	12,870.51
80.9.4.30.00-8	SOCIAL CONTRIBUTION	518.75
80.9.4.30.10-1	Financial Activities	518.75
80.9.7.00.00-6	Profit Sharing	(109,651.04)
80.9.7.10.00-3	PROFIT SHARING	(109,651.04)
80.9.7.10.20-9	Employees	(109,651.04)
90.0.0.00.00-7	OFF-BALANCE ITEMS	778,855,663.04
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	883,219,691.81

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly financial information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly financial information on a proportional basis.

The quarterly financial information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. For this quarter on, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2005 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the quarterly financial information.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Securities purchased under resale agreements	10,091,755	11,364,100	10,152,101	11,400,784
Own position	4,061,982	7,485,047	4,122,328	7,521,731
- Treasury bills	3,532,017	6,969,266	3,532,016	6,969,299
- Treasury notes	304,626	490,204	304,626	526,855
- Other	225,339	25,577	285,686	25,577
Financial Position	5,373,313	3,619,370	5,373,313	3,619,370
- Treasury bills	4,187,695	3,619,370	4,187,695	3,619,370
- Other	1,185,618	-	1,185,618	-
Short Position	656,460	259,683	656,460	259,683
Interbank deposits	10,629,947	9,792,325	4,302,105	4,889,463
Foreign currency investments	44,442	30,263	44,442	30,263
Total	20,766,144	21,186,688	14,498,648	16,320,510
Current	19,526,869	19,981,197	13,556,781	15,463,832
Long-term	1,239,275	1,205,491	941,867	856,678

5. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
Marketable Securities	2006	2006	2006	2006
Trading assets	6,247,533	4,391,591	11,911,253	10,151,175
Available for sale	15,919,002	12,185,303	8,404,097	6,856,207
Held to maturity	1,955,739	2,237,841	3,461,470	3,716,143
Subtotal	24,122,274	18,814,735	23,776,820	20,723,525
Derivative financial instruments
(Note 22 (g))	1,335,501	1,442,142	1,379,301	1,459,373
Total	25,457,775	20,256,877	25,156,121	22,182,898
Current	10,904,556	8,346,621	17,236,171	14,622,728
Long-term	14,553,219	11,910,256	7,919,950	7,560,170

(b) Trading assets

			Unibanco

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	5,883,073	5,896,517	4,034,123	4,037,702
Financial treasury bills	5,438,432	5,451,900	3,844,515	3,851,597
Treasury bills	195,024	195,001	113,633	113,613
Treasury notes	249,617	249,616	75,975	72,492
Brazilian sovereign bonds	-	-	22,956	23,206
Bank debt securities	75,747	76,403	74,188	75,171
Corporate debt securities	48,688	52,278	71,190	73,908
Debentures	48,688	52,278	54,603	57,321
Eurobonds	-	-	16,587	16,587
Mutual funds	211,748	211,748	181,594	181,594
Other	10,587	10,587	10	10
Total	6,229,843	6,247,533	4,384,061	4,391,591

			Unibanco Consolidated

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	9,453,185	9,484,540	7,942,465	7,953,736
Financial treasury bills	1,066,554	1,066,756	724,573	725,081
Treasury bills	7,540,749	7,570,811	6,733,407	6,747,443
Treasury notes	835,372	836,631	479,087	475,847
Other	10,510	10,342	5,398	5,365
Brazilian sovereign bonds	31,239	31,121	32,992	33,147
Bank debt securities	927,460	928,027	818,566	819,342
Eurobonds	105,326	105,893	102,026	102,800
Time deposits	822,134	822,134	716,540	716,542
Corporate debt securities	312,195	313,885	317,939	318,296
Debentures	279,424	281,248	272,985	273,760
Eurobonds	32,771	32,637	44,954	44,536
Mutual funds	717,933	717,933	655,957	655,957
Other	428,501	435,747	358,277	370,697
Total	11,870,513	11,911,253	10,126,196	10,151,175

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Unibanco

		September 30, 2006			June 30, 2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	3,880,146	2,774	3,882,920	2,504,676	(7,620)	2,497,056
Financial treasury bills	275,542	(49)	275,493	238,092	-	238,092
Treasury bills	3,182,904	16,198	3,199,102	1,260,327	1,369	1,261,696
Treasury notes	380,140	111	380,251	964,732	693	965,425
Treasury Bonds	3,576	(295)	3,281	3,758	(261)	3,497
Other	37,984	(13,191)	24,793	37,767	(9,421)	28,346
Brazilian sovereign bonds	1,607,664	55,050	1,662,714	1,650,460	20,421	1,670,881
Bank debt securities	8,375,328	964	8,376,292	6,134,177	589	6,134,766
Debentures	8,020,932	-	8,020,932	5,746,493	(33)	5,746,460
Mortgage notes	-	-	-	26,962	228	27,190
Time deposits	2,017	-	2,017	2,014	-	2,014
Eurobonds and other	352,379	964	353,343	358,708	394	359,102
Corporate debt securities	1,991,083	(19,902)	1,971,181	1,878,613	(22,324)	1,856,289
Debentures	1,777,400	(16,187)	1,761,213	1,671,646	(18,407)	1,653,239
Eurobonds and other	213,683	(3,715)	209,968	206,967	(3,917)	203,050
Mutual funds	10,395	-	10,395	10,811	-	10,811
Marketable equity securities	35,781	(20,281)	15,500	35,781	(20,281)	15,500
Total	15,900,397	18,605	15,919,002	12,214,518	(29,215)	12,185,303

					Unibanco Consolidated

		September 30, 2006			June 30, 2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,315,328	2,932	4,318,260	2,903,519	(12,107)	2,891,412
Financial treasury bills	639,787	45	639,832	571,898	257	572,155
Treasury bills	3,182,904	16,198	3,199,102	1,260,326	1,370	1,261,696
Treasury notes	451,019	193	451,212	1,029,651	(4,013)	1,025,638
Treasury Bonds	3,576	(295)	3,281	3,758	(261)	3,497
Other	38,042	(13,209)	24,833	37,886	(9,460)	28,426
Foreign government	-	-	-	572	-	572
Brazilian sovereign bonds	1,607,664	55,050	1,662,714	1,650,460	20,421	1,670,881
Bank debt securities	113,844	963	114,807	169,701	650	170,351
Debentures	1,083	-	1,083	23,303	(33)	23,270
Mortgage notes	-	-	-	26,962	227	27,189
Time deposits	25,826	-	25,826	27,934	-	27,934
Eurobonds and other	86,935	963	87,898	91,502	456	91,958
Corporate debt securities	2,330,415	(129,907)	2,200,508	2,048,602	(22,443)	2,026,159
Debentures	1,934,257	(16,218)	1,918,039	1,823,502	(18,444)	1,805,058
Eurobonds and other	396,158	(113,689)	282,469	225,100	(3,999)	221,101
Mutual funds	16,865	-	16,865	14,483	573	15,056
Marketable equity securities	130,830	(39,887)	90,943	126,979	(45,203)	81,776
Total	8,514,946	(110,849)	8,404,097	6,914,316	(58,109)	6,856,207

(ii) By maturity:

			Unibanco

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	297,165	290,404	267,632	268,216
Between 3 months and 1 year	2,830,113	2,835,417	1,930,981	1,926,657
Between 1 and 3 years	1,765,105	1,735,455	1,207,940	1,176,524
Between 3 and 5 years	890,602	914,906	1,101,472	1,106,525
Between 5 and 15 years	8,782,921	8,779,413	6,529,261	6,522,487
More than 15 years	1,288,315	1,337,512	1,130,640	1,158,583
No stated maturity (1)	46,176	25,895	46,592	26,311
Total	15,900,397	15,919,002	12,214,518	12,185,303

			Unibanco Consolidated

	September 30, 2006		June 30, 2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	643,962	527,244	226,364	226,925
Between 3 months and 1 year	2,874,123	2,879,413	2,134,455	2,130,307
Between 1 and 3 years	2,020,439	1,990,839	1,434,868	1,403,419
Between 3 and 5 years	936,363	960,632	1,155,225	1,160,317
Between 5 and 15 years	533,300	529,816	626,514	619,739
More than 15 years	1,359,064	1,408,345	1,195,428	1,218,668
No stated maturity (1)	147,695	107,808	141,462	96,832
Total	8,514,946	8,404,097	6,914,316	6,856,207

____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i)By type:

		Unibanco	Unibanco Consolidated

	September 30, 2006		June 30, 2006

Issuer/Type of investment				Amortized cost

Federal government	181,282	458,316	1,647,072	1,897,070
Financial treasury bills	-	-	174,109	167,959
Central Bank notes	178,346	173,258	191,170	185,548
Treasury notes	2,640	284,755	1,183,235	1,468,759
Treasury bills	-	-	98,262	74,501
Other	296	303	296	303
Brazilian sovereign bonds	1,621,825	1,626,966	1,653,845	1,658,851
Bank debt securities	87,476	86,702	87,476	86,703
Eurobonds	87,476	86,702	87,476	86,703
Corporate debt securities	65,156	65,857	73,077	73,519
Eurobonds	65,156	65,857	65,156	65,857
Debentures	-	-	7,921	7,662
Total	1,955,739	2,237,841	3,461,470	3,716,143

The fair value of these securities was R$2,113,347 (June 30, 2006 - R$2,355,180) in Unibanco and R$3,638,738 (June 30, 2006 - R$3,853,817) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$157,608 (June 30, 2006 - R$117,339) in Unibanco and R$177,268 (June 30, 2006 - R$137,674) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006

Maturity				Amortized cost

Less than 3 months	221,988	325,590	408,920	338,549
Between 3 months and 1 year	342,200	300,707	419,445	555,458
Between 1 and 3 years	219,054	439,842	241,934	441,665
Between 3 and 5 years	650,345	649,659	690,287	689,206
Between 5 and 15 years	521,998	521,889	1,120,209	1,103,208
More than 15 years	154	154	580,675	588,057
Total	1,955,739	2,237,841	3,461,470	3,716,143

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
By type
Discounted loans and notes	17,036,572	16,574,863	18,083,459	17,418,322
Financing	10,297,578	9,829,105	12,585,125	12,253,494
Agricultural	1,161,423	1,090,548	1,161,423	1,090,548
Real estate loans	1,458,516	1,454,911	1,460,208	1,456,362
Credit card	-	-	3,878,621	3,865,524
Total lending operations	29,954,089	28,949,427	37,168,836	36,084,250

Leasing operations	-	-	1,460,412	1,153,415
Advances on exchange contracts (1)	1,391,237	1,538,072	1,391,237	1,538,072
Total leasing operations and
advances on exchange contracts	1,391,237	1,538,072	2,851,649	2,691,487

Guarantees honored	176	40	176	40
Other receivables (2)	336,030	246,804	3,302,459	3,152,996
Total other credits	336,206	246,844	3,302,635	3,153,036

Total risk	31,681,532	30,734,343	43,323,120	41,928,773

By maturity
Past-due for more than 15 days (Note 6 (d))	952,626	807,756	2,135,255	2,006,897
Falling due:
Less than 3 months (3)	10,429,733	10,061,465	16,551,139	16,074,780
Between 3 months and 1 year	8,741,189	8,947,509	11,360,939	11,536,902
Between 1 and 3 years	7,114,092	6,815,698	8,541,298	7,977,516
More than 3 years	4,443,892	4,101,915	4,734,489	4,332,678
Total risk	31,681,532	30,734,343	43,323,120	41,928,773
______________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending). (See Note 8).
(3)	Include 14 days past-due amounts.

(b) The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(c) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$898,260 (June 30, 2006 - R$849,782) in Unibanco and R$1,196,812 (June 30, 2006 - R$1,116,532) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated
	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Assets - Other credits
Unsettled exchange purchases	2,456,520	2,099,299	2,456,520	2,099,299
Rights on foreign exchange sold	1,320,502	456,052	1,320,502	456,052
(-) Received advances	(140,213)	(84,094)	(140,213)	(84,094)
Income receivable from advances on exchange
contracts	25,760	26,606	25,760	26,606
Other	67	-	67	-
Total	3,662,636	2,497,863	3,662,636	2,497,863
Liabilities - Other liabilities
Unsettled exchange sales	1,316,848	451,078	1,316,848	451,078
Obligations for foreign exchange purchased	2,471,399	2,143,600	2,471,399	2,143,600
(-) Advances on exchange contracts	(1,391,237)	(1,538,072)	(1,391,237)	(1,538,072)
Other	445	(41,625)	445	(41,625)
Total	2,397,455	1,014,981	2,397,455	1,014,981

Off-balance sheet
Import credits outstanding	123,485	78,404	132,939	91,671
Confirmed export credits	8,529	19,386	8,712	19,598

(b) Statement of income

			Unibanco

	Quarter	Nine-months	Quarter	Nine-months
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Income from foreign exchange transactions	472,946	2,052,500	811,083	2,158,552
Expenses from foreign exchange transactions	(409,835)	(2,083,414)	(909,396)	(2,454,986)
Net gain on foreign exchange transactions	63,111	(30,914)	(98,313)	(296,434)

			Unibanco Consolidated

	Quarter	Nine-months	Quarter	Nine-months
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Income from foreign exchange transactions	530,229	2,280,086	837,321	2,244,866
Expenses from foreign exchange transactions	(466,593)	(2,309,694)	(934,245)	(2,538,487)
Net gain on foreign exchange transactions	63,636	(29,608)	(96,924)	(293,621)

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Receivables from credit card operations	-	-	1,557,127	1,471,197
Insurance premium	-	-	1,084,614	1,228,393
Escrow deposits for civil and labor suits (1)	747,016	799,548	2,043,857	2,187,991
Prepaid taxes	394,463	412,511	884,960	892,680
Notes and credits receivable	352,137	264,038	913,450	820,474
Accounts receivable from Temporary Special Administration Regime	317,027	375,565	317,027	375,565
Salary advances and other	90,449	72,197	101,738	80,325
Receivables from purchase of assets	21,340	16,900	90,917	74,631
Accounts receivable from pool	48,342	43,065	48,342	43,065
Accounts receivable from subsidiaries	567	4,430	-	-
Deferred tax	1,403,625	1,348,598	2,857,665	2,785,739
Other	383,610	205,575	600,895	471,159
Total	3,758,576	3,542,427	10,500,592	10,431,219
Current	1,633,867	1,322,945	5,988,962	5,759,807
Long-term	2,124,709	2,219,482	4,511,630	4,671,412

_____________
(1)	Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Commissions on debt placements	198,619	196,542	408,550	312,706
Exclusive contracts on banking services rendered	136,780	58,839	439,854	58,840
Advance of private pension’s sponsor contributions	193,444	191,101	216,036	191,683
Advertising and publicity	11,263	15,898	16,980	16,070
Prepaid tax and rates	11,595	14,108	11,595	16,635
Others	19,882	11,803	29,829	70,690
Total	571,583	488,291	1,122,844	666,624
Current	213,796	201,468	458,697	359,228
Long-term	357,787	286,823	664,147	307,396

10. Foreign Branches

As mentioned in Note 2, the quarterly financial information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	September 30, 2006		June 30 , 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,676,552	5,819,358	2,194,133	4,748,762
Long-term assets	2,843,566	6,182,482	3,861,734	8,357,951
Permanent assets	65,184	141,723	64,739	140,114
Total assets	5,585,302	12,143,563	6,120,606	13,246,827

Current liabilities	2,850,565	6,197,698	3,631,577	7,859,821
Long-term liabilities	2,328,361	5,062,321	2,150,022	4,653,292
Deferred income	56	123	166	361
Branch equity	406,320	883,421	338,841	733,353
Total liabilities	5,585,302	12,143,563	6,120,606	13,246,827

	Quarter ended September 30, 2006		Nine-month ended September 30, 2006

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2006)	54,902	119,368	139,272	302,805
Net income for the period (2005)	36,034	80,075	78,189	173,751

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$16,741 (Nine-month ended September 30, 2006 – R$49,152 - exchange losses) in Unibanco and R$16,698 (Nine-month ended September 30, 2006 – R$49,152 - exchange losses) in Unibanco Consolidated, were recognized as “Other operating income” in respect of the gains, and as “Other operating expenses in respect to the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)							Adjusted net income (loss)		Equity in results adjustments (1)

			Percentage holding (%)		Adjusted stockholders equity	Investments amount		Quarter ended September 30, 2006	Nine- month ended September 30, 2006	Quarter ended September 30, 2006	Nine- month ended September 30, 2006

	direct and indirect			Unibanco		September	June
	Common	Preferred	Unibanco	Consolidated		30, 2006	30, 2006
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais
Ltd. (3)	2,778	-	100.000	100.000	2,507,980	2,507,980	2,427,060	17,908	101,107	19,585	102,784
Banco Fininvest S.A. (6)	8	2	99.991	100.000	1,495,324	1,495,324	711,404	(16,160)	(21,541)	(16,089)	(21,470)
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100.000	100.000	1,200,334	1,200,334	1,228,328	(40,384)	145,338	(27,987)	157,735
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,455,955	726,552	694,403	57,809	251,511	28,830	123,267
Fininvest Negócios de Varejo Ltda. (5)	60,790,001	-	95.302	100.000	646,454	616,086	-	153	153	146	146
Banco Dibens S.A. (2)	20,085,509	-	99.999	100.000	475,259	475,259	205,111	10,125	12,972	10,148	13,401
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	373,282	373,282	353,299	34,766	78,467	34,766	78,467
Dibens Leasing S.A. – Arrendamento Mercantil	81,087	-	99.999	99.999	329,235	329,235	325,208	4,029	17,598	4,029	17,598
Banco Único S.A	2,768,397	2,768,397	100.000	100.000	268,165	268,165	258,917	9,247	24,827	9,247	24,827
Interbanco S.A.	20,000	-	99.996	99.999	123,175	123,175	102,519	17,752	44,241	17,752	44,241
Unibanco Empreendimentos e Participações Ltda.	201,910	-	48.003	100.000	235,124	112,868	110,522	4,886	11,345	2,346	5,446
Unibanco Investshop Corretora de Vals.Mobil. e Câmbio S.A. (2)	4,955	4,955	100.000	100.000	107,209	107,209	103,892	3,317	9,906	3,317	12,803
Maxfácil Participações S.A. (4)	11	-	49.986	49.986	172,817	86,384	-	1,789	1,789	894	894
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	109,230	54,614	53,690	1,887	4,755	943	2,377
Unibanco Negócios Imobiliários Ltda.	55,664	-	99.999	100.000	52,551	52,551	51,887	280	1,179	664	2,368
Unibanco Asset Management – Banco de Investimento S.A. (2)	1,468	1,468	99.999	100.000	23,928	23,928	21,156	3,772	5,864	3,772	5,900
Unibanco Empreendimentos Ltda.	113,823	-	16.126	100.000	114,421	18,451	18,215	1,465	2,489	236	401
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	9,012	9,012	8,536	7,475	20,711	7,475	20,711
BWU Comércio e Entretenimento
Ltda.	67,562	-	59.792	59.792	49,940	29,861	31,798	(3,240)	(10,361)	(1,937)	(6,342)
Other						406,548	343,335	-	-	(4,903)	60,393

Jointly controlled companies (i)
Banco Investcred Unibanco S.A. - PontoCred	95	-	49.997	49.997	181,240	90,614	82,695	15,849	39,036	7,925	19,450
Redecard S.A.	200	400	31.943	31.943	128,015	40,892	20,527	63,755	224,242	20,365	60,883
Serasa S.A.	366	349	19.045	19.174	190,905	36,359	32,430	26,949	77,130	5,635	15,192
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	154,673	27,910	27,055	4,867	20,478	778	3,306
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	46,103	11,526	10,821	2,820	7,048	705	1,762
Companhia Hipotecária Unibanco – Rodobens (2)	6,055	-	50.000	50.000	16,051	8,025	7,461	1,130	3,390	565	1,713
Other						29,466	25,743	-	-	3,863	11,955
TOTAL						9,261,610	7,256,012			133,070	760,208

Investment of Unibanco Consolidated

Associated companies
IRB - Brasil Resseguros S.A.	-	112	-	11.174	1,655,790	185,018	169,715	101,567	406,864	11,630	45,463
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	109,230	54,614	53,690	1,887	4,755	943	2,377
Other	-	-	-	-	-	(4,782)	2,054	-	-	418	204
TOTAL						234,850	225,459			12,991	48,044
_____________________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	The Board of Directors Meeting held in first half of 2006, approved the capital increase on Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(4)	During third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital.

(5)	In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(6)
The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(b)Goodwill on companies’ acquisition

The goodwill on companies’ acquisition are based on the expectation of future earnings, and from the third quarter of 2006 on the amortization period changed from 10 to 5 years.

The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" in the Statement of Income. See Note 25 (c)

The goodwill balance shown in the Unibanco consolidated quarterly financial information and the amount amortized were as follows:

	Balance to be amortized		Amortization

			Quarter	Nine-month	Quarter	Nine-month

			ended	ended	ended	ended

	September	June 30,	September	September	September	September

	30, 2006	2006	30, 2006	30, 2006	30, 2005	30, 2005
Fininvest	-	273,272	273,272	291,604	7,786	23,359
Hipercard	204,932	325,065	120,133	141,333	10,600	24,103
Modelo (1)	155,275	171,698	16,423	23,888	-	-
Maxfácil (2)	84,084	-	1,425	1,425	-	-
Other	153,719	219,482	85,910	103,870	10,159	32,639
Total	598,010	989,517	497,163	562,120	28,545	80,101

Amortization of period (Note 18 (b))			33,370	98,327	28,545	80,101
Accelerated amortization of goodwill			463,793	463,793	-	-
_____________________
(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.44% (June 30, 2006 – 13.70%) per annum, and are payable up to October 15, 2007.

(b) The euronotes in the amount of R$3,723,257 (June 30, 2006 – R$1,013,343) in Unibanco and R$1,186,452 (June 30, 2006 – R$893,146) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 7.25% (June 30, 2006 – 2.23%) per annum in Unibanco and 2.80% (June 30, 2006 – 2.48%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$23,019 (June 30, 2006 - R$23,321) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.69% (June 30, 2006 – 4.76%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.12% (June 30, 2006 – 5.44%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

(a) Contingent Assets

During the quarter period ended September 30, 2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At September 30, 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$705,659 (June 30, 2006 – R$736,564) and R$1,567,576 (June 30, 2006 – R$1,642,866) in Unibanco and in Unibanco Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$604,350 (June 30, 2006 – R$584,539) in Unibanco and R$847,840 (June 30, 2006 – R$795,810) in Unibanco Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$187,582 (June 30, 2006 – R$171,522) in Unibanco Consolidated, whose probability of loss is possible.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value.

Provisions established and respective variations in the quarter are as follows:

(b.1) Balance sheet

		Unibanco	Unibanco Consolidated

	September 30,	June, 30	September, 30	June, 30
	2006	2006	2006	2006
Tax litigation	816,489	867,809	1,841,710	1,939,285
Labor litigation	376,867	409,591	513,633	631,267
Civil litigation	234,047	246,272	406,145	411,988
Total	1,427,403	1,523,672	2,761,488	2,982,540

Recorded in Other Liabilities
- Taxes and Social Security	816,489	867,809	1,841,710	1,939,285
- Others (Note 15 (c))	610,914	655,863	919,778	1,043,255
	1,427,403	1,523,672	2,761,488	2,982,540

(b.2) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco	Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2006	2006
Balance at the beginning of the period	1,523,672	1,453,009	2,982,540	2,704,456
Balance of acquired/merged company	-	-	8,324	8,344
Provision charged (1)	192,694	439,793	281,191	814,304
Payments (2)	(288,963)	(465,399)	(510,567)	(765,616)
Balance at the end of the period	1,427,403	1,427,403	2,761,488	2,761,488

______________________
(1)	In 2006, considers effects of prior year adjustments, recorded to comply with the requirements of Deliberation CVM no 489, October of 2005 (Note 17 (g)).

(2)
Consider the judicial deposit charges and the decision of the conglomerate to exercise the option related to MP (Provisional Measure) nº 303 of 06.29.2006 (fiscal amnesty), in the amount of R$58,658 in Unibanco and R$165,437 in Unibanco Consolidated.

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, and mainly refer to the deductibility of interests and taxes whose payment is suspended in the amount of R$272,358 (June 30, 2006 - R$321,056). Due to a recent favorable partially decision by the tax authority, the total amount of the tax assessment has been reduced during the third quarter 2006.

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006	2006	2006	2006	2006
Provision for unearned						-
premiums	841,949	783,014	-	-	-	-	841,949	783,014
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	230,606	226,131	7,174	8,745	-	-	237,780	234,876
Mathematical provision
benefits to be
granted	402,856	363,435	5,400,872	5,240,005	-	-	5,803,728	5,603,440
Mathematical provision
for benefits granted	3,960	3,809	391,605	385,939	-	-	395,565	389,748
Unsettled claims	302,792	303,560	671	629	-	-	303,463	304,189
Provision for draws
and redemptions	-	-	-	-	551,786	551,265	551,786	551,265
Other provisions	3,688	3,495	226,409	228,804	373	373	230,470	232,672
Total of technical
provisions	1,785,851	1,683,444	6,026,731	5,864,122	552,159	551,638	8,364,741	8,099,204
Short-term	1,784,670	1,682,312	4,138,826	3,936,751	552,159	551,638	6,475,655	6,170,701
Long-term	1,181	1,132	1,887,905	1,927,371	-	-	1,889,086	1,928,503

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	September 30,	June 30,	September 30,	June 30,
	Issue	Maturity	per annum	2006	2006	2006	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	451,939	439,736	429,219	417,826
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	443,974	433,960	431,060	422,458
Line of credit (3)	December 2004	December 2009	4.74%	333,038	325,258	333,038	325,258
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.700%	1,103,388	1,098,365	1,103,388	1,098,365
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	491,265	474,104	491,265	474,104
Total				2,823,604	2,771,423	2,787,970	2,738,011
Short-term				49,755	25,139	47,156	23,210
Long-term				2,773,849	2,746,284	2,740,814	2,714,801
__________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.

(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.

(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.

(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.

(5)	Subordinated time deposits can be redeemed from December 2007.

(c) Sundry

		Unibanco	Unibanco Consolidated

	September 30,	June 30,	September 30,	June 30,
	2006	2006	2006	2006
Payable to merchants – credit card	-	-	3,020,979	2,702,910
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,510,198	1,514,642	1,510,198	1,514,642
Provision for labor and civil litigation
(Note 14 (b.1))	610,914	655,863	919,778	1,043,255
Payable related to insurance companies	-	-	469,643	541,902
Provisions for payroll and administrative
expenses	399,549	353,191	490,455	456,225
Credit to release of real estate financing	21,511	-	21,511	-
Technical provisions for insurance and
retirement plans	-	-	8,364,741	8,099,204
Other	168,021	131,829	350,801	459,518
Total	2,710,193	2,655,525	15,148,106	14,817,656
Short-term	683,949	558,212	10,905,381	10,381,111
Long-term	2,026,244	2,097,313	4,242,725	4,436,545

________________
(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$ US$694.860 thousand (June 30, 2006 – US$700,110 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generator Plan” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB-Prev – Previdência Complementar (new name of Trevo – Instituto Bandeirantes de Seguridade Social). This new program is sponsored by Unibanco and its employees.

During the quarter ended September 30, 2006, the company sponsor contributions totaled R$6,118 (Nine-month ended September 30, 2006 - R$16,115) in Unibanco and R$7,292 (Nine-month ended September 30, 2006 – R$18,483) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2006, the options activity was as follows:

				Exercise
		Vesting		price per					Quantity

Insuance		period	Exercise	Unit (R$)					Not

Nº	Date	until	Period until		(IPCA)	Granted	Exercised	Cancelled	exercised
1	1st quarter 2002	01.21.2007	01.20.2008		4.655	12,376,000	5,093,513	4,378,396	2,904,091
2	2nd quarter 2002	04.15.2007	04.14.2008		5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to	4.200	560,000	241,334	-	318,666
5 to 7	4th quarter 2002	11.20.2007	11.19.2008		3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to	4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to	5.150	3,464,000	200,000	1,244,000	2,020,000
16	3rd quarter 2003	09.02.2008	09.01.2009		4.917	6,226,000	1,092,179	1,771,998	3,361,823
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	Up to	5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to	6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to	7.016	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to	7.133	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to	8.385	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	Up to	9.822	50,000	-	50,000	-
29	3rd quarter 2005	09.19.2010	09.18.2011	Up to	10.637	120,000	-	-	120,000
30 to 33	3rd quarter 2006	08.30.2011	08.29.2012	Up to	15.543	630,000	-	-	630,000
General Position						36,732,240	6,919,028	9,380,394	20,432,818

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) proposed at June 29, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2006			June 30, 2006

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,287,995,112	8,444,360	1,296,439,472	1,296,439,472
Total	2,799,311,448	8,444,360	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On September 30, 2006, the fair value of Units is R$5.450842. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the third quarter of 2006, R$209,969 of interest on own capital was provisioned, calculated in accordance with article 9º of Law no. 9.249/95 with tax benefit of R$71,389. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax.

In July 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$360,000 comprising R$113,615 related to the quarter ended June 30, 2006 and a complement to the interest on capital related to the six-months ended on June 30, 2006 in the amount of R$246,385, amounting to R$0.1230 (R$0.1046 net of applicable tax) per common share and R$0.1353 (R$0.1150 net of applicable tax) per preferred share. The payment was realized on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax) being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

In October 2006, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$113,681 comprising to the interest on capital related to the third quarter of 2006, amounting to R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on October 31, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

As Company announcement in October 26th, 2006, the distribution of total amount of interest on the capital stock/dividends was not affected by the effect of the goodwill amortization acceleration, mentioned in Note 25 (c).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Treasury stock

During the quarter ended September 30, 2006, as per the Shares – Performance buy back program (Note 16 (b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quarter ended September 30, 2006		Nine-month ended September 30, 2006

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning
of the period	9,960,856	53,172	11,265,874	50,828
Conversion of own stocks	(758,248)	(4,152)	(1,410,757)	(7,043)
Sale of own stocks	(1,375,216)	(6,919)	(2,736,960)	(13,589)
Repurchase	616,968	4,706	1,326,203	16,611
Balance at the end of the
period	8,444,360	46,807	8,444,360	46,807

The average cost was R$15.92 per repurchased Units, and the minimum and maximum price of share were R$13.61 and R$16.29, respectively.

(e) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Dividends/retained earnings received from
other investments, principally consortium	82,905	97,905
Monetary correction of income receivable	23	3,614
Other	7,062	65,607
Total	89,990	167,126

	Unibanco Consolidated

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Insurance, annuity products and retirement plans
premiums	947,046	3,045,973
Financial results from insurance, pension
plans and annuity products	252,822	811,949
Dividends/retained earnings received from
other investments, principally consortium	90,059	126,897
Monetary correction of income receivable	23	3,614
Other	9,088	72,946
Total	1,299,038	4,061,379

(b) Other operating expenses

	Unibanco

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Provision for labor and civil litigations	164,186	357,271
Expense related to checks and billing, net	52,802	142,939
Foreign branches’ and subsidiary companies’
exchange loss	(16,741)	49,152
Amortization of goodwill on subsidiaries
acquired	325,718	353,730
Other	47,788	142,098
Total	573,753	1,045,190

	Unibanco Consolidated

	Quarter	Nine-month
	ended	ended
	September 30,	September 30,
	2006	2006
Changes in technical provision for insurance,
annuity products and retirement plans	248,578	1,016,599
Insurance claims	257,102	767,448
Private retirement plans benefits expenses	132,150	478,924
Insurance and private retirement plans selling
and other expenses	134,648	336,569
Credit card selling expenses	71,730	215,601
Interest and monetary correction on technical
provision for insurance, pension plans and
annuity products	183,677	565,682
Products for labor and civil litigations	243,077	389,107
Expense related to checks and billing, net	60,451	166,630
Foreign branche's and subsidiary companies'
exchange loss	(16,698)	49,152
Amortization of goodwill on subsidiaries
acquired	497,163	562,120
Other	166,815	387,314
Total	1,978,693	4,935,146

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	June 30,			September 30,
	2006	Constitution	Realization	2006
Allowance for credit losses	381,987	105,230	77,872	409,345
Other provisions not currently deductible (1)	594,677	156,693	189,053	562 ,317
Tax loss and negative basis of social
contribution carry-forwards	101,380	12,429	-	113,809
Social contribution carry-forwards
(Provisional Measure 2158-35)	256,473	1,410	-	257,883
Subtotal	1,334,517	275,762	266,925	1,343,354
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	14,081	46,190	-	60,271
Net deferred tax assets	1,348,598	321,952	266,925	1,403,625
Deferred tax assets	1,348,598			1,403,625

				Unibanco

	December 31,			September 30,
	2005	Constitution	Realization	2006
Allowance for credit losses	356,678	305,423	252,756	409,345
Other provisions not currently deductible (1)	460,421	572,635	470,739	562 ,317
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	96,306	113,809
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	19,737	257,883
Subtotal	1,304,834	878,058	839,538	1,343,354
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	71,494	-	60,271
Net deferred tax assets	1,293,611	949,552	839,538	1,403,625
Deferred tax assets	1,293,611			1,403,625
___________________

(1) Includes the amount of R$48,186 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 17 (e)).

				Unibanco Consolidated

				Balance of
	June 30,			acquired	September 30,
	2006	Constitution	Realization	companies	2006
Allowance for credit losses	613,764	135,722	104,997	-	644,489
Other provisions not currently
deductible (1)	1,115,686	278,664	310,390	-	1,083,960
Tax loss and negative basis of social
contribution carry-forwards	579,107	28,701	-	-	607,808
Social contribution carry-forwards
(Provisional Measure 2158-35)	453,085	1,410	-	-	454,495
Subtotal	2,761,642	444,497	415,387	-	2,790,752
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	24,097	42,788	(29)	-	66,914
Deferred tax obligations	(87,135)	(6,081)	(2,665)	-	(90,551)
Net deferred tax assets	2,698,604	481,204	412,693	-	2,767,115
Deferred tax assets	2,785,739				2,857,666
Deferred tax liabilities	87,135				90,551

			Unibanco Consolidated

				Balance of
	December 31,			acquired	September 30,
	2005	Constitution	Realization	companies	2006
Allowance for credit losses	565,002	432,457	352,527	(443)	644,489
Other provisions not currently
deductible (1)	976,185	810,389	703,130	516	1,083,960
Tax loss and negative basis of social
contribution carry-forwards	621,278	111,588	125,058	-	607,808
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	21,553	-	454,495
Subtotal	2,638,513	1,354,434	1,202,268	73	2,790,752
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	76,565	(30)	(11)	66,914
Deferred tax obligations	(55,403)	(37,902)	(2,754)	-	(90,551)
Net deferred tax assets	2,573,440	1,393,097	1,199,484	62	2,767,115
Deferred tax assets	2,628,843				2,857,666
Deferred tax liabilities	55,403				90,551
___________________

(1) Includes the amount of R$6,146 resulting from the requirements of Deliberation CVM nº 489 of October 2005, (see Note 17 (e)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2006, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2006	21,032	122,806	143,838	44,817	277,832	322,649
2007	16,139	828,671	844,810	39,518	1,396,511	1,436,029
2008	29,805	91,452	121,257	59,515	329,472	388,987
2009	46,779	42,542	89,321	85,404	195,128	280,532
2010	63,531	-	63,531	92,687	115,167	207,854
2011	80,597	-	80,597	111,097	21,692	132,789
2012 a 2016	-	-	-	21,457	455	21,912
Total	257,883	1,085,471	1,343,354	454,495	2,336,257	2,790,752

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,165,721 in Unibanco and R$2,398,459 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

			Unibanco

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	84,436	1,295,153	569,033	1,668,336
Income tax and social contribution expenses
at a rate of 25% and 9%	(28,708)	(440,352)	(193,471)	(567,234)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	38,451	192,455	74,735	143,586
Interest on capital paid , net	66,431	193,519	46,185	149,020
Permanent differences (net)	(54,493)	(66,303)	(21,674)	(64,676)
Income tax and social contribution for the period	21,681	(120,681)	(94,225)	(339,304)

			Unibanco Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2006	2005	2005
Income before income tax and social
contribution, net of profit sharing	118,620	1,597,426	683,128	1,902,827
Income tax and social contribution expenses
at a rate of 25% and 9%	(40,330)	(543,124)	(232,263)	(646,961)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	10,100	(377)	(9,310)	(55,047)
Interest on capital paid , net	70,531	206,848	67,709	189,919
Permanent differences (net)	(23,696)	47,445	3,335	47,849
Income tax and social contribution for the period	16,605	(289,208)	(170,529)	(464,240)

20. Adjusted Net Income

	Unibanco	Unibanco Consolidated

		September 30, 2006
Net income	106,117	106,117
Adjustments to net income	233,403	584,629
Depreciation and amortization	51,838	98,786
Provision of foreclosed assets	3,338	1,671
Equity in results of subsidiary and associated
companies	(133,070)	(12,991)
Exchange gain on foreign investments	(14,421)	-
Amortization of goodwill on acquisition of
subsidiary companies	325,718	497,163
Adjusted net income	339,520	690,746

21. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Co-obligation and risks for guarantees
provided	9,568,022	9,615,130	9,581,321	9,503,373
Assets under management (mainly mutual
investment funds)	42,629,807	41,235,741	42,475,478	41,081,025
Lease commitments	17,693	24,548	18,017	24,880

22. Related-Party Transactions (Unibanco)

	September 30,	June 30,
	2006	2006
Assets
Cash and due from banks	85	85
Interbank investments	7,246,644	5,980,776
Marketable securities and derivative financial instruments (a)	8,340,480	6,063,776
Interbank accounts	2,430	1,317
Lending operations	137,539	142,346
Other credits
. Income receivable
Dividends and interest on capital	60,158	122,620
. Sundry	11,378	4,430

Liabilities
Deposits	9,550,972	7,906,139
Securities sold under repurchase agreements	4,460,664	1,300,789
Resources from securities issued
. Securities abroad	2,536,806	120,197
Interbank accounts	41,879	22,217
Borrowings	159,560	169,365
Derivative financial instruments	24,532	63,017
Other liabilities
Social and statutory	231,809	378,905
Subordinated debt	35,635	33,412
Sundry	27,419	24,663
________________________

(a)Include marketable securities issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$8,020,931 (June 30, 2006 - R$5,724,682).

	Quarter	Nine-month	Quarter	Nine-month
	ended September	ended September	ended September	ended September
	30, 2006	30, 2006	30, 2005	30, 2005
Revenues
Lending operations	2,967	8,980	1,558	5,618
Marketable securities	467,525	1,343,401	386,449	967,525
Derivative financial instruments	9,894	29,109	(16,604)	19,371
Services rendered	72,727	214,783	64,622	184,174
Other operating income	-	1,833	-	2 ,869

Expenses
Deposits and securities sold	371,298	903,440	176,986	395,707
Borrowings and onlendings	3,622	10,784	1,783	6,196
Other administrative expenses	11,635	34,473	10,520	31,46 2
Other operating expenses	2,640	8,928	10,451	14,167

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the quarterly financial information and their to fair values are as follows:

				Unibanco

	September 30, 2006			June 30, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	10,629,947	10,714,285	9,792,325	9,845,944
Marketable securities	24,122,274	24,279,882	18,814,735	18,932,074
Lending operations	28,334,465	28,440,819	27,435,725	27,483,210
Derivatives, net	78,097	78,097	233,759	233,759

Liabilities
Interbank deposits	8,439,305	8,439,346	5,597,702	5,597,789
Time deposits	27,086,074	27,091,925	30,439,583	30,440,463
Mortgage notes	798,519	799,841	690,158	693,195
Resources from securities issued
abroad	3,746,276	3,747,162	1,036,664	1,053,523
Subordinated debt (Note 15(b))	2,823,604	2,881,721	2,771,423	2,753,883
Other liabilities (Note 15(c))	1,510,198	1,484,389	1,514,642	1,466,968
Treasury stocks	46,807	67,673	53,172	141,992

			Unibanco Consolidated

	September 30, 2006			June 30, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,302,105	4,358,660	4,889,463	4,922,093
Marketable securities	23,776,820	23,954,088	20,723,525	20,861,199
Lending operations	34,731,415	34,858,874	33,828,612	33,893,686
Derivatives, net	107,164	107,164	293,288	293,288

Liabilities
Interbank deposits	38,141	38,141	90,065	90,065
Time deposits	26,705,910	26,711,761	29,095,184	29,096,064
Mortgage notes	823,759	825,081	719,141	722,179
Resources from securities issued
abroad	1,209,471	1,207,058	916,467	937,301
Subordinated debt (Note 15(b))	2,787,970	2,845,416	2,738,011	2,720,194
Other liabilities (Note 15(c))	1,510,198	1,484,389	1,514,642	1,466,968
Treasury stocks	46,807	67,673	53,172	141,992

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 29, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

	September 30, 2006			June 30, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(7,839,189)	(7,839,189)	(14,038,292)	(14,038,292)
Currencies	(2,224,960)	(2,224,960)	(1,450,744)	(1,450,744)
Interbank interest rate	(4,636,881)	(4,636,881)	(11,916,354)	(11,916,354)
Exchange coupon	(986,129)	(986,129)	(671,194)	(671,194)
Index	8,781	8,781	-	-
Forward contracts	896,826	883,090	656,428	639,628
Currencies	2,729,519	2,684,816	2,572,852	2,517,547
Fixed interest rate	(1,835,286)	(1,804,319)	(1,916,424)	(1,877,919)
Interbank interest rate	2,593	2,593	-	-
Swap contracts	327,480	279,392	231,808	335,796
Currencies	(3,820,235)	(3,821,009)	(3,254,399)	(3,258,308)
Interbank interest rate	1,987,961	2,035,850	1,702,948	1,623,981
Fixed interest rate	307,500	227,497	407,746	465,645
Other	1,852,254	1,837,054	1,375,513	1,504,478
Swap contracts with
daily reset	(715,943)	(715,943)	(739,660)	(739,660)
Currencies	(715,943)	(715,943)	(739,660)	(739,660)
Third curve swap
contracts	21,157	32,499	27,792	43,548
Currencies	(354,941)	(353,644)	(722,651)	(719,352)
Interbank interest rate	558,638	567,268	565,110	576,501
Fixed interest rate	(182,540)	(181,125)	185,333	186,399
Option contracts
Purchased options	235,603	133,623	582,346	471,294
Purchase	212,346	89,224	322,257	206,748
Currencies	59,365	42,674	129,801	59,034
Interbank interest rate	152,981	41,213	192,456	147,714
Stocks	-	5,337	-	-
Sale	23,257	44,399	260,089	264,546
Currencies	6,765	3,134	253,407	255,646
Interbank interest rate	16,492	40,217	6,682	8,900
Stocks	-	1,048	-	-
Sale option	379,723	268,863	549,348	480,997
Purchase	278,803	97,121	386,264	251,547
Currencies	133,816	61,210	208,322	109,884
Interbank interest rate	144,987	32,036	177,942	141,663
Stocks	-	3,875	-	-
Sale	100,920	171,742	163,084	229,450
Currencies	65,657	59,387	136,743	175,301
Interbank interest rate	35,263	112,070	26,341	54,149
Stocks	-	285	-	-

			Unibanco Consolidated

	September 30, 2006			June 30, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(7,839,189)	(7,839,189)	(11,688,736)	(11,688,736)
Currencies	(2,224,960)	(2,224,960)	(1,454,346)	(1,454,346)
Interbank interest rate	(4,636,881)	(4,636,881)	(9,563,196)	(9,563,196)
Exchange coupon	(986,129)	(986,129)	(671,194)	(671,194)
Index	8,781	8,781	-	-
Forward contracts	866,615	853,217	627,208	612,333
Currencies	2,963,157	2,914,766	2,527,902	2,474,898
Fixed interest rate	(2,099,135)	(2,064,142)	(1,900,694)	(1,862,565)
Interbank interest rate	2,593	2,593	-	-
Swap contracts	374,944	293,245	277,935	377,535
Currencies	(3,876,058)	(3,876,830)	(3,324,798)	(3,328,160)
Interbank interest rate	2,332,321	2,380,209	2,271,145	2,192,144
Fixed interest rate	64,013	(20,650)	87,275	140,266
Other	1,854,668	1,810,516	1,244,313	1,373,285
Swap contracts with
daily reset	(715,943)	(715,943)	(739,660)	(739,660)
Currencies	(715,943)	(715,943)	(739,660)	(739,660)
Third curve swap
contracts	21,157	32,499	27,792	43,548
Currencies	(354,941)	(353,644)	(722,651)	(719,352)
Interbank interest rate	558,638	567,268	565,110	576,501
Fixed interest rate	(182,540)	(181,125)	185,333	186,399
Option contracts
Purchased options	235,603	133,623	582,346	471,294
Purchase	212,346	89,224	322,257	206,748
Currencies	59,365	42,674	129,801	59,034
Interbank interest rate	152,981	41,213	192,456	147,714
Stocks	-	5,337	-	-
Sale	23,257	44,399	260,089	264,546
Currencies	6,765	3,134	253,407	255,646
Interbank interest rate	16,492	40,217	6,682	8,900
Stocks	-	1,048	-	-
Sale option	379,723	268,863	549,348	480,997
Purchase	278,803	97,121	386,264	251,547
Currencies	133,816	61,210	208,322	109,884
Interbank interest rate	144,987	32,036	177,942	141,663
Stocks	-	3,875	-	-
Sale	100,920	171,742	163,084	229,450
Currencies	65,657	59,387	136,743	175,301
Interbank interest rate	35,263	112,070	26,341	54,149
Stocks	-	285	-	-

______________________
(1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$66.380.581 (June 30, 2006 – R$64,405,154) with respect to purchase commitments and R$57.819.200 (June 30, 2006 – R$60,249,045) with respect to sale commitments.

On September 30, 2006, there were future transactions of R$9,068,711 (June 30, 2006 - R$10,108,048) in Unibanco and R$9,068,711 (June 30, 2006 - R$10,108,048) in Unibanco Consolidated, swap contracts in the amount of R$1,327,498 (June 30, 2006 - R$1,269,260) in Unibanco and R$1,327,498 (June 30, 2006 - R$1,269,260) in Unibanco Consolidated and forward transactions in the amount of R$150,744 (June 30, 2006 – R$149,742) in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the quarter, in the amount of R$48,630 (June 30, 2006 – R$103) in Unibanco and R$48,630 (June 30, 2006 - R$103) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

							Unibanco

		September 30, 2006				June 30, 2006

		CETIP/				CETIP/
		Over the				Over the
Exposure at fair value	BM&F	counter	BOVESPA	Total	BM&F	counter	Total
Future contracts	(7,839,189)	-	-	(7,839,189)	(14,038,292)	-	(14,038,292)
Forward contracts	-	883,090	-	883,090	-	639,628	639,628
Swap contracts	(11,940)	291,332	-	279,392	7,011	328,785	335,796
Swap contracts with daily
reset	(715,943)	-	-	(715,943)	(739,660)	-	(739,660)
Third curve swap contracts	-	32,499	-	32,499	-	43,548	43,548
Option contracts
Purchased option	126,778	459	6,386	133,623	470,621	673	471,294
Sale option	263,246	1,456	4,161	268,863	478,436	2,561	480,997

				Unibanco Consolidated

		September 30, 2006				June 30, 2006

		CETIP/				CETIP/
		Over the				Over the
Exposure at fair value	BM&F	counter	BOVESPA	Total	BM&F	counter	Total
Future contracts	(7,839,189)	-	-	(7,839,189)	(11,688,736)	-	(11,688,736)
Forward contracts	-	853,217	-	853,217	-	612,333	612,333
Swap contracts	(7,271)	300,516	-	293,245	25,822	351,713	377,535
Swap contracts with daily
reset	(715,943)	-	-	(715,943)	(739,660)	-	(739,660)
Third curve swap contracts	-	32,499	-	32,499	-	43,548	43,548
Option contracts
Purchased option	126,778	459	6,386	133,623	470,621	673	471,294
Sale option	263,246	1,456	4,161	268,863	478,436	2,561	480,997
_____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$71,622 (June 30, 2006 - R$121,783) in Unibanco and R$177,052 (June 30, 2006 - R$259,269) in Unibanco Consolidated and are comprised by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Assets
Less than 3 months	293,104	389,019	335,006	399,997
Between 3 months and 1 year	648,015	718,530	647,082	723,485
Between 1 and 3 years	247,385	231,585	246,801	230,346
More than 3 years	146,997	103,008	150,412	105,545
Total	1,335,501	1,442,142	1,379,301	1,459,373

Liabilities
Less than 3 months	293,288	424,546	308,000	391,869
Between 3 months and 1 year	759,520	611,189	759,541	601,568
Between 1 and 3 years	126,921	154,594	126,921	154,594
More than 3 years	77,675	18,054	77,675	18,054
Total	1,257,404	1,208,383	1,272,137	1,166,085

		Unibanco	Unibanco Consolidated

	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Assets
Forward contracts	495,348	176,337	538,383	201,577
Swap contracts	671,015	750,004	671,780	741,995
Third curve swap contracts	35,515	44,507	35,515	44,507
Option contracts – premiums
paid	133,623	471,294	133,623	471,294
Total	1,335,501	1,442,142	1,379,301	1,459,373

Liabilities
Forward contracts	593,902	312,219	621,723	319,669
Swap contracts	391,623	414,208	378,535	364,460
Third curve swap contracts	3,016	959	3,016	959
Option contracts – premiums
received	268,863	480,997	268,863	480,997
Total	1,257,404	1,208,383	1,272,137	1,166,085

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

				September 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	205,139	(5,038,995)	(3,373,268)	367,935	(7,839,189)
Forward contracts	743,330	107,911	13,174	18,675	883,090
Swap contracts	53,738	6,143	150,100	69,411	279,392
Swap contracts with daily reset	(259,965)	(126,575)	(329,403)	-	(715,943)
Third curve swap contracts	9,865	22,487	147	-	32,499
Option contracts
Purchased option	17,799	89,484	26,340	-	133,623
Sale option	52,272	185,062	31,529	-	268,863

					Unibanco

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,649,461	(19,597,010)	2,678,985	230,272	(14,038,292)
Forward contracts	371,165	242,783	7,789	17,891	639,628
Swap contracts	17,440	83,956	148,696	85,704	335,796
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

				Unibanco Consolidated

				September 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	205,139	(5,038,995)	(3,373,268)	367,935	(7,839,189)
Forward contracts	710,851	110,517	13,174	18,675	853,217
Swap contracts	68,321	2,584	149,516	72,824	293,245
Swap contracts with daily reset	(259,965)	(126,575)	(329,403)	-	(715,943)
Third curve swap contracts	9,865	22,487	147	-	32,499
Option contracts
Purchased option	17,799	89,484	26,340	-	133,623
Sale option	52,272	185,062	31,529	-	268,863

				Unibanco Consolidated

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

24. Other Information

(a) Assets leased to third parties, in the amount of R$2,121,385 (June 30, 2006 - R$1,637,272), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,562,506 (June 30, 2006 - R$1,075,437) and the residual value received in advance from these lessees amounts to R$687,292 (June 30, 2006 - R$510,521), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2006, the insurance coverage on properties and other assets in use totaled R$466,873 (June 30, 2006 - R$492,468) in Unibanco and R$1,112,297 (June 30, 2006 - R$1,133,398) in Unibanco Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the quarter are described bellows:

		Unibanco
	Unibanco	Consolidated
Accelerated amortization of goodwill (Note 11 (b))	(296,930)	(463,793)
Equity in the results of associated companies	(167,397)	-
Tax effects	157,746	157,746
Provision for credit losses	(49,500)	(49,500)
Provision for labor and tax litigation	(103,248)	(107,947)
Minority interest	-	4,165
Total effects	(459,329)	(459,329)

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
					Number of	Investment in
				Type of	Shares or	Controlled
Item	Name	CNPJ	Principal Activity	Company	quotas	Company

				Non-Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Instituituion	1,069,751,053	49.902
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	2,778,080	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	239,244,367,903	100.000
04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,771	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	10,557	99.991
				Financial
06	Fininvest Negócios de Varejo Ltda	33,098,658/0001-37	Service Render	Instituituion	63,786,483,156	95.302
				Financial
07	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	20,085,509,493	99.999

08	Dibens Leasing S.A. -			Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	81,086,903	99.999
				Financial
09	Interbanco S.A.	670,849	Bank	Instituituion	20,000,000	99.996
10	Unibanco Asset Management			Financial
	Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Instituituion	2,936,810	99.999
11	Unibanco Negócios Imobiliários			Non-Financial
	Ltda.	34,098,442/0001-03	Service Render	Instituituion	55,664,264	99.999
12	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999
13	Unibanco Empreendimentos e			Non-Financial
	Participações Ltda.	60,938,552/0001-77	Service Render	Instituituion	201,910,495	48.003
				Non-Financial
14	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Instituituion	113,823,189	16.126
				Financial
15	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,536,793,648	100.000
16	BWU Comércio e Entretenimento			Non-Financial
	Ltda.	00,018,517/0001-08	Service Render	Instituituion	112,993,502	59.792
17	Unibanco Investshop – Corretora
	de Valores Mobiliários e Câmbio			Financial
	S.A.	66,649,955/0001-82	Brokerage	Instituituion	9,909,084	100.000
				Financial
18	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293
				Financial
19	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Instituituion	22,000	49.986
				Non-Financial
20	AIG Brasil Companhia de Seguros 33,040,981/0001-50		Brokerage	Instituituion	108,427,875	49.999

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	5,937,027.97	2,933,273.68	1,222,022.36	851,525.41	843,646.53	1,279,416.64
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	178,346.01	-	-	-	-	-
00.0.0.01.05.00	Time Deposits	-	2,017.20	-	-	-	-	-
00.0.0.01.08.00	Debentures	-	261,759.29	115,289.76	657,466.65	691,502.32	8,108,405.22	-
00.0.0.01.09.00	Listed Companies
	Equity Securities	10,587.35	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	15,500.03	-	-	-	-	-	-
00.0.0.01.11.00	Other	222,142.23	158,439.92	129,053.84	75,020.43	22,222.95	349,359.45	58,249.26
00.0.0.02.01.00	Swaps	-	246,211.73	169,537.29	177,502.00	66,280.70	11,482.78	-
00.0.0.02.02.00	Forward contracts	-	17,529.84	365,218.80	43,365.00	69,234.69	-	-
00.0.0.02.04.00	Options	-	17,799.24	89,483.96	26,340.09	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	11,561.78	23,776.06	177.11	-	-	-
00.0.0.02.00.00	TOTAL OF
	DERIVATIVE
	FINANCIAL
	INSTRUMENTS	-	293,102.59	648,016.11	247,384.20	135,515.39	11,482.78	-
00.0.0.01.00.00	TOTAL OF
	MARKETABLE
	SECURITIES	248,229.61	6,537,590.39	3,177,617.28	1,954,509.44	1,565,250.68	9,301,411.20	1,337,665.90

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	13,221,439.31	13,066,912.59
00.0.0.01.02.00	Brazilian Central Bank Securities	178,301.35	178,346.01
00.0.0.01.05.00	Time Deposits	2,017.20	2,017.20
00.0.0.01.08.00	Debentures	9,834,423.24	9,834,423.24
00.0.0.01.09.00	Listed Companies Equity Securities	10,587.35	10,587.35
00.0.0.01.10.00	Non-listed Companies Equity Securities	15,500.03	15,500.03
00.0.0.01.11.00	Other	1,017,614.20	1,014,488.08
00.0.0.02.01.00	Swaps	671,014.50	671,014.50
00.0.0.02.02.00	Forward contracts	495,348.33	495,348.33
00.0.0.02.04.00	Options	133,623.29	133,623.29
00.0.0.02.06.00	Other Derivative Financial Instruments	35,514.95	35,514.95
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	1,335,501.07	1,335,501.07
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	24,279,882.68	24,122,274.50

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than 15
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	years

00.0.0.01.01.00	Own Portfolio	248,229.61	2,310,682.86	970,318.49	810,032.82	923,472.57	1,607,805.88	302,197.06
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	2,298,680.01	1,603,424.74	1,021,872.49	555,966.29	7,693,605.32	1,035,468.84
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	293,102.59	648,016.11	247,384.20	135,515.39	11,482.78	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	1,789,805.83	316,040.34	-	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	138,421.69	287,833.71	122,604.13	85,811.82	-	-
00.0.0.01.00.00	Total	248,229.61	6,830,692.98	3,825,633.39	2,201,893.64	1,700,766.07	9,312,893.98 1,337,665.90

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	9,702,584.77	89.20	3,368,411.93	10.63	19,351.23	4,487,622.34	10.03
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,168,123.25	10.74	6,655,873.86	21.01	33,220.40	6,472,635.35	14.46
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	6,307.88	0.06	4,995,777.50	15.77	38,758.92	3,419,558.51	7.64
00.0.0.01.04.00	Other	-	-	16,661,469.14	52.59	1,545,855.26	30,383,657.85	67.87
00.0.0.01.00.00	Total	10,877,015.90	100.00	31,681,532.43	100.00	1,637,185.81	44,763,474.05	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Falling due portfolio

		Credits in Arrears over 15 days
								More than 15 years
Code	Description		Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.1.1.00.00.00	Public Sector	-	61,131.22	36,957.44	228,135.83	378,017.44	285,000.85	-
00.1.1.02.00.00	Corporate Activities	-	61,131.22	36,957.44	228,135.83	378,017.44	285,000.85	-
00.1.1.02.01.00	Manufacturing	-	27,443.91	27,081.54	114,166.73	209,568.96	86,281.86	-
00.1.1.02.04.00	Other Services	-	33,687.31	9,875.90	113,969.10	168,448.48	198,718.99	-
00.1.4.00.00.00	Private Sector	952,626.12	10,368,601.45	8,704,232.15	6,885,956.35	2,106,176.34	1,672,510.38	2,186.86
00.1.4.01.00.00	Agricultural	8,997.52	271,697.05	613,790.85	175,451.44	55,062.78	34,366.98	2,056.59
00.1.4.02.00.00	Manufacturing	129,351.02	3,957,209.91	5,172,724.94	2,245,758.95	881,484.77	307,925.12	-
00.1.4.03.00.00	Trade	91,918.71	3,117,039.61	659,867.62	313,940.30	15,123.52	230.84	-
00.1.4.04.00.00	Financial Services	609.92	612,472.77	323,937.77	366,285.44	18,393.38	-	-
00.1.4.05.00.00	Other Services	352,692.57	658,694.18	88,784.82	2,301,040.33	865,744.96	871,838.52	126.64
00.1.4.06.00.00	Individuals	355,278.03	1,704,254.87	1,737,181.15	1,232,250.25	83,986.66	14,360.70	-
00.1.4.07.00.00	Residential Construction
	loans	13,778.35	47,233.06	107,945.00	251,229.64	186,380.27	443,788.22	3.63
00.1.0.00.00.00	Total	952,626.12	10,429,732.67	8,741,189.59	7,114,092.18	2,484,193.78	1,957,511.23	2,186.86

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	4,086.53	4,311.44	-	-	-
00.1.1.02.00.00	Corporate Activities	4,086.53	4,311.44	-	-	-
00.1.1.02.01.00	Manufacturing	4,086.53	4,311.44	-	-	-
00.1.4.00.00.00	Private Sector	20,516,539.92	19,074,042.00	195,527.84	25,448.00	156,447.96
00.1.4.01.00.00	Agricultural	462,574.35	390,581.12	-	-	-
00.1.4.02.00.00	Manufacturing	6,043,621.75	5,643,774.51	9,463.97	9,512.37	10,508.60
00.1.4.03.00.00	Trade	3,429,500.59	3,129,790.22	18,906.05	1,004.76	21,256.34
00.1.4.04.00.00	Financial Services	566,401.91	303,677.27	116.78	19.06	166.33
00.1.4.05.00.00	Other Services	7,202,754.90	6,726,712.55	42,542.63	4,940.86	62,941.27
00.1.4.06.00.00	Individuals	2,479,609.53	2,557,179.05	113,686.74	9,894.11	60,529.31
00.1.4.07.00.00	Residential Construction
	Loans	332,076.89	322,327.28	10,811.67	76.84	1,046.11
00.1.0.00.00.00	Total	20,520,626.45	19,078,353.44	195,527.84	25,448.00	156,447.96

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	3,810,131.05	150,664.70	17,045,068.61	8,590,615.96
00.0.1.01.01.00	The North	40,545.53	1,332.40	84,909.40	89,496.88
00.0.1.01.02.00	The Northeast	196,689.80	8,169.59	624,580.39	503,866.11
00.0.1.01.03.00	The Southeast	3,239,982.84	122,987.42	15,180,946.01	7,065,348.36
00.0.1.01.04.00	The Middle-west	83,576.94	4,369.99	260,516.71	173,488.89
00.0.1.01.05.00	The South	249,335.94	13,805.30	894,116.10	758,415.72
00.0.1.02.00.00	Abroad	186,331.09	-	1,450,389.48	-
00.0.1.00.00.00	Total	3,996,462.14	150,664.70	18,495,458.09	8,590,615.96

		Savings Deposits
		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	367,772.55	4,723,001.34	30,188,583.02
00.0.1.01.01.00	The North	3,786.52	60,400.57	153,807.10
00.0.1.01.02.00	The Northeast	25,374.89	353,399.54	1,048,515.23
00.0.1.01.03.00	The Southeast	307,275.28	3,778,311.06	24,905,062.82
00.0.1.01.04.00	The Middle-west	6,972.20	116,287.24	633,913.16
00.0.1.01.05.00	The South	24,363.66	414,602.93	3,447,284.71
00.0.1.02.00.00	Abroad	-	-	1,492,949.41
00.0.1.00.00.00	Total	367,772.55	4,723,001.34	31,681,532.43

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00.0.0.01.01.00	Hot-money	550.61	-	-	-	-	-
00.0.0.01.02.00	Loans	5,366,090.45	3,907,532.98	2,680,669.71	640,580.21	292,743.01	135,225.17
00.0.0.01.03.00	Discounted Loans, Notes and Bills	434,901.64	134,947.31	46,356.41	17,281.98	8,244.68	6,961.84
00.0.0.01.04.00	Overdraft Loans	643,093.01	570,683.99	446,488.77	112,684.18	11,790.81	1,521.17
00.0.0.01.05.00	Individual Loans	371,321.08	728,606.48	59,229.89	23,690.85	14,266.27	12,341.73
00.0.0.01.06.00	Individual Financing	149,155.04	1,702,588.80	90,946.25	107,293.80	43,064.60	25,257.32
00.0.0.01.07.00	Advances on Exchange	570,426.07	274,195.71
	Contracts (before export)			135,256.58	38,383.48	586.81	442.68
00.0.0.01.08.00	Advances on Exchange	305,932.44	67,630.73
	Contracts (after export)			12,046.97	2,742.29	1,260.10	190.11
00.0.0.01.09.00	Vendor	135,331.94	94,956.58	5,260.58	587.77	-	-
00.0.0.01.10.00	Purchase Financing	514,936.21	190,296.48	92,630.30	10,036.16	396.48	810.56
00.0.0.01.11.00	Agricultural	447,539.46	384,825.95	256,809.28	49,258.88	10,622.43	1,015.34
00.0.0.01.12.00	Real Estate Loans	1,330,566.52	-	36,947.23	41,767.46	14,878.64	10,845.20
00.0.0.01.15.00	Other Financing	4,425,919.90	1,363,953.72	325,352.58	389,402.89	32,823.51	3,945.96
00.0.0.01.19.00	Other Loans	268,968.06	11,066.78	10,917.66	10,853.39	5,510.86	1,392.08
00.0.0.01.00.00	Total	14,964,732.43	9,431,285.51	4,198,912.21	1,444,563.34	436,188.20	199,949.16

		Amounts by Risk Level				Total

Code	Description	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	550.61	-
00.0.0.01.02.00	Loans	106,634.83	97,693.62	427,774.79	13,654,944.77	1,370,844.80
00.0.0.01.03.00	Discounted Loans, Notes and Bills	7,076.56	11,071.90	49,731.87	716,574.19	261,156.84
00.0.0.01.04.00	Overdraft Loans	1,228.43	210.90	339.53	1,788,040.79	-
00.0.0.01.05.00	Individual Loans	11,383.88	10,915.86	62,194.52	1,293,950.56	-
00.0.0.01.06.00	Individual Financing	17,671.12	19,131.87	95,849.76	2,250,958.56	2,038,087.22
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	70.29	105.58	1,693.26	1,021,160.46	83,231.00
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	204.68	253.17	5,575.89	395,836.38	32,263.16
00.0.0.01.09.00	Vendor	-	-	-	236,136.87	-
00.0.0.01.10.00	Purchase Financing	-	71.42	382.97	809,560.58	-
00.0.0.01.11.00	Agricultural	1,053.11	1,782.48	8,516.29	1,161,423.22	1,006,790.67
00.0.0.01.12.00	Real Estate Loans	7,276.42	6,800.95	19,436.97	1,468,519.39	1,457,389.68
00.0.0.01.15.00	Other Financing	14,633.91	1,758.20	15,639.28	6,573,429.95	4,474,637.85
00.0.0.01.19.00	Other Loans	553.40	286.97	896.90	310,446.10	14,141.02
00.0.0.01.00.00	Total	167,786.63	150,082.92	688,032.03	31,681,532.43	10,738,542.24

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

				Floating
			Interbank	Reference
			Deposit Interest	Rate/Basic
Code	Description	Fixed Rate	Rate	Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	11,673,259.02	6,012,641.55	1,416,704.39	6,070,209.73	4,781,274.81
00.0.0.01.03.00	Other	148,351.24	154,439.64	5,721.77	1,416,996.83	1,933.45
00.0.0.01.00.00	Total	11,821,610.26	6,167,081.19	1,422,426.16	7,487,206.56	4,783,208.26

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.02.00	Assignment of loan without co- obligation	-	-	-	2,986.96
00.0.0.01.00.00	Total	-	-	-	2,986.96

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	636.17	658,539.62	2,610.98	2,503,470.71	250.89	274,056.51
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	13.48	186,770.30	63.30	885,801.71	7.01	98,311.49
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	11.75	386,533.69	33.36	983,975.37	4.37	136,605.14
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.63	464,211.60	6.12	420,002.02	1.71	121,405.13
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.01	952,418.63	3.83	736,959.50	1.67	362,459.32
00.0.0.01.06.00	Over to R$ 500,000.00	2.46	12,316,258.59	1.24	3,901,076.20	0.75	3,206,074.62
00.0.0.01.00.00	Total	675.50	14,964,732.43	2,718.83	9,431,285.51	266.40	4,198,912.21

		C		D		E

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	117.66	175,646.62	56.13	90,480.33	41.51	62,489.06
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	5.20	74,428.21	2.66	37,577.98	1.73	24,076.42
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.93	120,990.57	1.78	53,258.04	1.11	33,220.38
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.14	80,300.82	0.45	30,679.48	0.27	19,008.99
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.76	150,406.82	0.23	42,747.01	0.14	25,282.27
00.0.0.01.06.00	Over to R$ 500,000.00	0.17	842,790.30	0.05	181,445.36	0.01	35,872.04
00.0.0.01.00.00	Total	128.86	1,444,563.34	61.30	436,188.20	44.77	199,949.16

		F		G		H

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	35.49	58,930.93	34.75	59,941.48	169.02	297,126.28
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.48	20,515.46	1.48	20,546.44	6.55	90,871.91
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.91	26,583.05	0.89	26,320.98	3.68	106,991.19
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.17	11,822.72	0.16	10,463.36	0.75	51,644.09
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.11	18,206.34	0.08	13,878.27	0.39	69,764.51
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	31,728.13	0.01	18,932.39	0.05	71,634.05
00.0.0.01.00.00	Total	38.17	167,786.63	37.37	150,082.92	180.44	688,032.03

7026 - FIXED ASSETS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	7,042.10	-	551.40	6,490.70
00.0.1.02.00.00	Property and Equipment in process	9.67	-	8.85	0.82
00.0.1.03.00.00	Land and Buildings in Use	108,322.59	818.57	1,689.33	107,451.83
00.0.1.03.01.00	Land and Buildings	108,322.59	818.57	1,689.33	107,451.83
00.0.1.04.00.00	Facilities, Furniture and Equipment	61,384.76	4,521.57	3,114.81	62,791.52
00.0.1.05.00.00	Other	148,016.48	10,095.66	12,081.27	146,030.87
00.0.1.00.00.00	Total	324,775.60	15,435.80	17,445.66	322,765.74

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	9,238,095.44	4,601,510.30	7,640,816.50	12,396,672.39	3,766,842.12	7,119,537.30
00.0.1.01.01.00	Demand Deposits	4,143,974.72	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	4,027,988.34	7,605,972.45	11,671,157.19	3,766,842.12	14,113.95
00.0.1.01.03.00	Savings Deposits	5,090,773.89	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	573,521.96	34,844.05	725,515.20	-	7,105,423.35
00.0.1.01.05.00	Foreign Deposits	3,152.12	-	-	-	-	-
00.0.1.01.06.00	Other	194.71	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase
	Agreements	-	12,070,610.66	3,518,059.21	4,781,743.95	-	-
00.0.1.03.00.00	Local Borrowings	-	50.46	154.92	226.48	226.48	85.89
00.0.1.04.00.00	Foreign Borrowings	-	793,394.60	774,039.09	892,593.34	70,048.38	8,146.48
00.0.1.05.00.00	Local Onlendings	-	378,215.10	1,669,978.27	1,924,788.46	887,742.24	562,353.23
00.0.1.06.00.00	Foreign Onlending	-	14,809.34	15,070.51	49,806.60	21,252.94	812.04
00.0.1.08.00.00	Subordinated Debt	-	49,755.22	-	-	1,413,230.00	1,360,619.21
00.0.1.00.00.00	Total	9,238,095.44	17,908,345.68	13,618,118.50	20,045,831.22	6,159,342.16	9,051,554.15

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets (Brazil
	index)	-	-	-	8,733,555.80	12,331,613.52	3,598,057.72
00.0.0.01.01.00	Credit Risk	-	-	-	8,146,326.09	-	-
00.0.0.01.02.00	Exchange Rate Market
	Risk	-	-	-	395,275.88	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	191,953.83	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	6,142,008.94	5,458,012.91	683,996.03
00.0.0.03.00.00	Minimum Regulatory
	Stockholders'
	Equity Required	769,600.00	11,954,998.33	11,185,398.33	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	769,600.00	8,000,000.00	7,230,400.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity
	Compatiblewith the Degree of
	Risk of Assets(Brazil index)	8,908,604.57	13,077,331.54	4,168,726.97
00.0.0.01.01.00	Credit Risk	8,321,512.54
00.0.0.01.02.00	Exchange Rate Market Risk	395,275.88
00.0.0.01.03.00	Interest Rate Market Risk	191,816.15
00.0.0.02.00.00	Fixed Assets Ratio	6,514,842.70	2,826,274.35	3,688,568.35
00.0.0.03.00.00	Minimum Regulatory Stockholders'
	Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital
	Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
	Branch				(Loss) for the
Item	Code	Branch Name	Assets	Liabilities	Period

					(+/-)
1	53855	Patriarca	67,902,574.36	59,218,878.41	(1,030,134.78)
2	800260	Cayman	12,143,213.52	11,327,343.44	116,706.33
3	89027	Business Center Paulista	8,751,517.21	8,897,657.97	(146,140.76)
4	96317	Business Center Rio	2,543,509.33	2,470,584.55	72,924.78
5	96074	Business Center Santo Amaro	2,271,451.75	2,238,633.22	32,818.53
6	33315	Sete de Setembro	1,387,867.17	1,347,308.48	40,558.69
7	144656	Marechal - Curitiba	714,327.41	713,435.73	891.68
8	12660	Campinas Centro	688,231.49	685,928.23	2,303.26
9	17972	Ribeirão Preto	487,771.61	479,708.25	8,063.36
10	122504	São Bernardo do Campo	219,880.13	216,025.39	3,854.75

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	74,845.91
00.0.0.01.02.00	Private Retirement	6,117.53
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	20,959.04
00.0.0.01.05.00	Compensation for Hired Employees	7,309.94
00.0.0.01.06.00	Labor Insurance Claims Premiums	756.02
00.0.0.01.07.00	Other Employees Benefits	64,622.42
00.0.0.01.00.00	TOTAL CHARGES	174,610.86
00.0.0.02.02.00	Income Taxes	(10,785.65)
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	14,761.03
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	12,750.13
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	81,291.08
00.0.0.02.06.00	ISS (Municipal Services Tax)	22,609.43
00.0.0.02.07.00	Other	2,435.77
00.0.0.02.00.00	TOTAL TAXES	123,061.79

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	15,721.00	20,399,095.75
00.0.0.01.06.00	Collections	49,188.00	129,421.08
00.0.0.01.00.00	Total	64,909.00	20,528,516.83

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	21,088,848.00	13,695,376.58
00.0.1.01.01.00	Conventional System	27,363.00	22,930.41
00.0.1.01.02.00	Electronic System	21,061,485.00	13,672,446.17
00.0.1.02.00.00	Electronic Draft	55,539.00	29,816.22
00.0.1.03.00.00	Electronic Transfers	123,137.00	17,023.74
00.0.1.04.00.00	Electronic Collection	29,174,591.00	19,943,700.08
00.0.1.00.00.00	Total	50,442,115.00	33,685,916.62

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out a limited review of the accounting information included in the accompanying Quarterly Information (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), comprising individual and consolidated balance sheets of Unibanco, for the quarter ended September 30, 2006, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the nine-month period then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4
The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, referring to the combined financial statements labeled "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of September 30, 2006 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter and the nine-month period then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5
The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032 and 7034 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

São Paulo, November 21, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,557,483.37	310,495.88	200,058.24	1,667,921.01
00.0.0.01.06.00	Lending Operations	1,513,702.30	305,979.92	200,058.24	1,619,623.98
00.0.0.01.08.00	Other Credits	13,045.87	4,515.96	-	17,561.83
00.0.0.01.09.00	Investments	30,735.20	-	-	30,735.20
00.0.0.04.00.00	LIABILITIES	1,523,671.72	288,891.66	385,160.84	1,427,402.54
00.0.0.04.03.00	Labor Contingencies	409,590.97	157,487.75	190,211.82	376,866.90
00.0.0.04.04.00	Other Civil Contingencies	246,272.15	12,750.40	24,975.66	234,046.89
00.0.0.04.05.00	Other Contingencies	867,808.60	118,653.51	169,973.36	816,488.75

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	2,807,755.81
00.0.1.01.00.00	Capital	2,799,311.45
00.0.1.01.01.00	Common Shares - Local Residents	1,510,562.90
00.0.1.01.02.00	Common Shares - Foreign Residents	753.43
00.0.1.01.03.00	Preferred Shares - Local Residents	347,599.02
00.0.1.01.04.00	Preferred Shares - Foreign Residents	940,396.10
00.0.1.02.00.00	Treasury Shares	8,444.36
00.0.1.02.02.00	Preferred Shares	8,444.36

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	7/18/2006	2	7/31/2006	1	0.000123016200000
2	7/18/2006	2	7/31/2006	2	0.000135317900000
3	10/17/2006	2	10/31/2006	1	0.000038823500000
4	10/17/2006	2	10/31/.2006	2	0.000042705900000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	6/29/2006	8,000,000.00	3,000,000.00	1,398,897.47

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	9,348,230.43	1,734,643.18	1,676,151.91	9,406,721.70
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	203,827.03	76,044.85		279,871.88
00.0.0.01.02.00	Individuals and Non-Financial Companies	3,075,254.98	341,328.63	112,413.71	3,304,169.90
00.0.0.01.03.00	Other	6,069,148.42	1,317,269.70	1,563,738.20	5,822,679.92
00.0.0.02.00.00	Co-Obligation for Credit Assignment	30,503.33	-	1,217.78	29,285.55
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	30,503.33	-	1,217.78	29,285.55

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,530,803.93	5,901,541.70	8,432,345.63
00.0.0.01.01.00	Cash And Due From Banks	74,283.70	230,022.73	304,306.43
00.0.0.01.02.00	Marketable Securities	-	4,066,921.58	4,066,921.58
00.0.0.01.03.00	Lending Operations	-	1,488,033.95	1,488,033.95
00.0.0.01.04.00	Other Credits	2,456,520.23	116,563.44	2,573,083.67

00.0.0.04.00.00	LIABILITIES	5,236,481.68	9,230,543.99	14,467,025.67
00.0.0.04.01.00	Deposits	3,152.12	1,808,909.37	1,812,061.49
00.0.0.04.02.00	Other Funding	4,221,127.03	3,928,214.44	8,149,341.47
00.0.0.04.03.00	Borrowings	1,012,202.53	1,494,118.72	2,506,321.25
00.0.0.04.07.00	Subordinated Debt	-	1,999,301.46	1,999,301.46

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	7,953,889.32	352,832.34	17,193.73	8,253.25	76,924.16	23,252.83
00.0.0.01.01.00	Cash And Due From Banks	225,132.52	36,512.63	17,022.90	4,004.25	9,205.60	12,428.53
00.0.0.01.02.00	Marketable Securities	4,056,504.18	10,417.40	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,477,654.01	10,379.94	-	-	-	-
00.0.0.01.04.00	Other Credits	2,194,598.61	295,522.37	170.83	4,249.00	67,718.56	10,824.30

00.0.0.04.00.00	LIABILITIES	13,880,338.71	468,049.04	1,707.12	25,736.30	74,058.45	17,136.05
00.0.0.04.01.00	Deposits	1,722,517.47	89,535.49	-	-	-	8.53
00.0.0.04.02.00	Other Funding	7,808,054.92	292,063.76	1,707.12	5,560.66	30,574.87	11,380.14
00.0.0.04.03.00	Borrowings	2,350,464.86	86,449.79	-	20,175.64	43,483.58	5,747.38
00.0.0.04.07.00	Subordinated Debt	1,999,301.46	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Unibanco’s net income before the extraordinary event of goodwill amortization was R$ 566 million, in third quarter 2006, and R$1.634 million in 9M06, up 3,3% and 22,9% when compared to second quarter 2006 and 9M05, respectively. Operating income for the quarter reached R$906 million, an increase of 4.3 % from second quarter 2006 and 18.7 % when compared to the same period of last year.

The annualized return on average equity before the extraordinary event of goodwill amortization reached 24.8%.

Goodwill Amortization

During third quarter 2006, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was R$464 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

Assets

Unibanco surpassed the mark of R$100 billion in total assets, reaching R$101.999 million in September 2006, up 15.1% when compared to September 2005. This growth is mainly due to the R$6.5 billion increase in total loans, particularly in credit cards portfolio. Annualized return on average assets increased to 2.3% in third quarter 2006 from 2.2% in third quarter 2005.

Credit Operations

The loan portfolio increased 17.5 % over the past 12 months and 3,3% over the quarter. The Wholesale loan portfolio grew 5.5 % during the quarter and 21.1 % from September 2005 as a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The Retail loan portfolio grew 14.8 % over the past 12 months, boosted by the increase 18.1 % in the portfolio of consumer credit companies.

As of September 30, 2006, the portfolio of loan to individuals totaled R$ 16,383 million, up 13.5 % over the past 12 months, with highlight to the 30.2% increase in credit card companies portfolio. During the quarter, growth of the individuals portfolio from the credit card companies stood at 5,2%. The consumer credit companies portfolios were up 0.8% in the quarter and 18.1 % over the last 12 months, despite the continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particulary unsecured personal loans.

The corporate loan portfolio increased 20.1 % over the last 12 months and 4.1 % over the quarter. The SMEs loan portfolio grew 17.7 % when compared to September 2005, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale loans, rose from US$ 2,756 million in September, 2005, to US$ 3,548 million in September 2006.

The small and medium enterprise product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The total auto financing portfolio reached R$4,881 million as of September 30, 2006. Excluding the motorcycle financing, segment in which Unibanco is no longer operating, the growth of the auto financing portfolio was 20.4% in the last 12 months. Unibanco operates nationwide in the auto financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on September 30, 2006. Recently, Unibanco started also to offer fixed rates for mortgage loans.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2006 was R$ 2,532 million, or 5.8% of the total loan portfolio, as follows:

  R$1,137 million related to overdue credits, in compliance with Resolution 2,682;
  R$798 million for falling due credits, in compliance with Resolution 2,682;
  R$ 597 million based on more conservative percentages than those required by the regulatory authority, and significantly higher than the R$389 million registered in September 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.8% in September, 2006, up from 4.9% in September, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, as well as due to the deterioration on the consumer credit market, as reiterated by Unibanco at the end of 2005.

The more careful approach on credit concession adopted by Unibanco allowed the improvement in credit loan portfolio. In September 2006, the balance of credits rated AA to C made up 93.3% of the total loan portfolio, up from 92.7% at the end of September 2005.

At the end of September, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 114% on September, 30, 2006, above the 109% verified in June, 2006.

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.4% in September 2006, down from 3.9% in September 2005. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.9% in September 2006 from 5.6% in September 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses, and also due to the deterioration on the consumer credit market.

Investments Abroad

Unibanco registered a total of US$ 1,617 million in investments abroad at the end of September 2006, compared to US$677 million in September 2005. Such growth is mainly the result of the US$774 million capital increase during 9M06, which aims at supporting trade finance transactions and securities trading in international markets.

Funding

Total deposits and assets under management (AUM) stood at R$ 79,246 million in September 2006, R$ 42,475 million of which arose from assets under management.

The continuous improvement in the deposit mix is explained by a 25.9% and 6.4% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to September 2005 and June 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 76.9% over the past 12 months and 10.6% in the quarter. Core deposits represented 39,9% of total deposits in September 2006, a significant increase from the 33.7% in September 2005.

Local currency funding reached R$ 66,300 million at the end of September 30, 2006, up 21.4 % from September 2005. This growth was mostly driven by TDCs- Core Deposits, funding obtained in the open market, and debentures and mortgage notes.

Foreign currency funding reached R$ 14,810 million in September 2006, with a growth of 5.1 % when compared to June, 2006, and above the foreign exchange rate fluctuation of 0.5% in the quarter.

Capital Adequacy Ratio and Amortization

Unibanco’s BIS ratio, as of September 30, 2006, reached 15.5%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, represented a 60 b.p. impact on Unibanco’s Bis Ratio.

The fixed asset ratio was 48.8% in September 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio reached 48.5% in 9M06, compared to 52.5% in 9M05.

Performance

Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$ 7,230 million in 9M06, R$ 1,240 million higher or 20.7% up - compared to 9M05, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

The annualized financial margin, before provisions for loan losses, increased to 10.4% in 9M06 from 10.0% in 9M05, despite the declining interest rates during the period. The annualized financial margin after provisions reached 8,1% in third quarter 2006, higher than the 7.6% posted in second quarter 2006 - explained by an improvement in the loan portfolio quality.

Fee Income

Total fees reached R$ 909 million in third quarter 2006. The highlights were the 16.2% and the 6.5% increases in revenues from banking fees and commissions, when compared to third quarter 2005 and second quarter 2006, respectively.

In comparing 9M06 to 9M05, it is worth mentioning the banking fees and other fees and commissions with a 14.9% growth, and the credit card fees, up 10.6% driven by new sales campaigns and synergies with other Unibanco’s businesses.

Personnel and Administrative Expenses

In 9M06, personnel and administrative expenses grew 11.8% when compared to 9M05, mainly due to the wage increase - resulting from the collective bargaining agreements of September 2005 and September 2006 - , the implementation of the New Customer Service Model, the expansion of credit card business, and the increase in publicity and training expenses.

During the third quarter 2006, personnel expenses increased only 0.7% when compared to second quarter 2006, impacted by the reclassification of revenues and expenses in the operations of Redecard - despite the 3.5% wage increase from September on. When compared to third quarter 2005, the increase of 5.8%, in third quarter 2006, is mainly explained by the expansion process in commercial activities on the Retail segment and wage increases.

Other administrative expenses increased 12.9% in third quarter 2006 when compared to the same period of last year, influenced by the accounting reclassification of some revenues and expenses (prior classified as other operational expenses) in the operations of Redecard, the expansion of the retail business, and an increase in publicity expenses. This account posted an 10.3% increase during 9M06 when compared to 9M05, mainly explained by the organic growth of consumer credit companies and the increase in publicity and training expenses, besides the reclassification mentioned above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 23, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer